UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 03	YEAR: 2011
GRUPO TELEVISA, S.A.B.

BALANCE SHEETS
AS OF SEPTEMBER 30, 2011 AND 2010
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s01	TOTAL ASSETS	144,473,384	100	119,485,350	100

s02	CURRENT ASSETS	45,523,058	32	58,327,222	49
s03	CASH AND AVAILABLE INVESTMENTS	17,154,163	12	31,288,728	26
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	10,664,266	7	10,065,775	8
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	4,601,800	3	4,651,964	4
s06	INVENTORIES	5,461,733	4	5,589,271	5
s07	OTHER CURRENT ASSETS	7,641,096	5	6,731,484	6
s08	LONG-TERM ASSETS	40,599,339	28	6,152,886	5
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENTS IN SHARES OF NON-CONSOLIDATED
	SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	3,578,906	2	2,189,702	2
s11	OTHER INVESTMENTS	37,020,433	26	3,963,184	3
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	39,730,360	28	37,441,998	31
s13	LAND AND BUILDINGS	16,574,496	11	17,109,793	14
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	52,801,480	37	46,175,693	39
s15	OTHER EQUIPMENT	7,074,154	5	6,783,198	6
s16	ACCUMULATED DEPRECIATION	40,852,895	28	35,011,844	29
s17	CONSTRUCTION IN PROGRESS	4,133,125	3	2,385,158	2

s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	11,970,045	8	10,565,374	9

s19	OTHER ASSETS	6,650,582	5	6,997,870	6

s20	TOTAL LIABILITIES	90,436,626	100	70,371,361	100

s21	CURRENT LIABILITIES	20,963,000	23	15,033,754	21
s22	SUPPLIERS	7,437,905	8	8,234,224	12
s23	BANK LOANS	1,020,000	1	870,000	1
s24	STOCK MARKET LOANS	0	0	907,388	1
s103	OTHER LOANS WITH COST	553,045	1	430,186	1
s25	TAXES PAYABLE	1,172,260	1	874,320	1
s26	OTHER CURRENT LIABILITIES WITHOUT COST	10,779,790	12	3,717,636	5
s27	LONG-TERM LIABILITIES	55,713,528	62	40,318,212	57
s28	BANK LOANS	13,200,000	15	7,968,080	11
s29	STOCK MARKET LOANS	42,276,800	47	31,925,577	45
s30	OTHER LOANS WITH COST	236,728	0	424,555	1
s31	DEFERRED LIABILITIES	9,870,231	11	9,870,390	14
s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	3,889,867	4	5,149,005	7

s33	STOCKHOLDERS' EQUITY	54,036,758	100	49,113,989	100

s34	NON-CONTROLLING INTEREST	6,807,294	13	6,708,614	14

s35	CONTROLLING INTEREST	47,229,464	87	42,405,375	86

s36	CONTRIBUTED CAPITAL	16,332,195	30	14,567,803	30
s79	CAPITAL STOCK	10,118,099	19	10,019,859	20
s39	PREMIUM ON ISSUANCE OF SHARES	6,214,096	11	4,547,944	9
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	30,897,269	57	27,837,572	57
s42	RETAINED EARNINGS AND CAPITAL RESERVES	37,633,848	70	32,795,402	67
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	-506,245	0	935,440	2
s80	SHARES REPURCHASED	-6,230,334	-12	-5,893,270	-12

BALANCE SHEETS
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s03	CASH AND SHORT-TERM INVESTMENTS	17,154,163	100	31,288,728	100
s46	CASH	17,154,163	100	31,288,728	100
s47	AVAILABLE INVESTMENTS	0	0	0	0

s07	OTHER CURRENT ASSETS	7,641,096	100	6,731,484	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	135,713	2	1,521	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	7,505,383	98	6,729,963	100

s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	11,970,045	100	10,565,374	100

s48	DEFERRED EXPENSES (NET)	9,329,919	78	7,815,263	74
s49	GOODWILL	2,640,126	22	2,750,111	26
s51	OTHER	0	0	0	0

s19	OTHER ASSETS	6,650,582	100	6,997,870	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	956,577	14
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	6,650,582	100	6,041,293	86

s21	CURRENT LIABILITIES	20,963,000	100	15,033,754	100
s52	FOREIGN CURRENCY LIABILITIES	5,555,999	27	6,776,603	45
s53	MEXICAN PESOS LIABILITIES	15,407,001	73	8,257,151	55

s26	OTHER CURRENT LIABILITIES WITHOUT COST	10,779,790	100	3,717,636	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	54,662	1
s89	ACCRUED INTEREST	813,301	8	530,288	14
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	9,477,197	88	2,667,187	72
s105	BENEFITS TO EMPLOYEES	489,292	5	465,499	13

s27	LONG-TERM LIABILITIES	55,713,528	100	40,318,212	100
s59	FOREIGN CURRENCY LIABILITIES	27,891,341	50	31,253,227	78
s60	MEXICAN PESOS LIABILITIES	27,822,187	50	9,064,985	22

s31	DEFERRED LIABILITIES	9,870,231	100	9,870,390	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	9,870,231	100	9,870,390	100

s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	3,889,867	100	5,149,005	100
s66	DEFERRED TAXES	311,954	8	1,593,955	31
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	534,371	14	455,013	9
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	3,043,542	78	3,100,037	60

s79	CAPITAL STOCK	10,118,099	100	10,019,859	100
s37	CAPITAL STOCK (NOMINAL)	2,405,032	24	2,368,792	24
s38	RESTATEMENT OF CAPITAL STOCK	7,713,067	76	7,651,067	76

s42	RETAINED EARNINGS AND CAPITAL RESERVES	37,633,848	100	32,795,402	100
s93	LEGAL RESERVE	2,139,007	6	2,135,423	7
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	30,775,333	82	25,601,085	78
s45	NET INCOME FOR THE YEAR	4,719,508	13	5,058,894	15

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	-506,245	100	935,440	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	-1,188,504	235	-1,294,708	-138
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-46,130	9	-96,264	-10
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHER	728,389	-144	2,326,412	249

BALANCE SHEETS
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
S		Amount	Amount

s72	WORKING CAPITAL	24,560,058	43,293,468
s73	PENSIONS AND SENIORITY PREMIUMS	1,775,094	1,659,904
s74	EXECUTIVES (*)	39	41
s75	EMPLOYEES (*)	25,798	24,437
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	349,443,544,086	325,571,448,306
s78	REPURCHASED SHARES (*)	18,585,428,316	20,970,377,025
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON-CONSOLIDATED COMPANIES	145,342,109	223

(*) THESE CONCEPTS ARE STATED IN UNITS.

STATEMENTS OF INCOME
FROM JANUARY 1 TO SEPTEMBER 30, 2011 AND 2010
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	44,288,771	100	41,365,769	100
r02	COST OF SALES	24,031,333	54	22,349,531	54
r03	GROSS PROFIT	20,257,438	46	19,016,238	46
r04	GENERAL EXPENSES	8,863,494	20	8,104,452	20
r05	OPERATING INCOME (LOSS)	11,393,944	26	10,911,786	26
r08	OTHER INCOME AND (EXPENSE), NET	-386,429	0	91,901	0
r06	INTEGRAL RESULT OF FINANCING	-3,057,922	-7	-2,324,378	-6
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	-318,155	0	-188,221	0
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	7,631,438	17	8,491,088	21
r10	INCOME TAXES	2,006,528	5	2,693,529	7
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	5,624,910	13	5,797,559	14
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	CONSOLIDATED NET INCOME	5,624,910	13	5,797,559	14
r19	NON-CONTROLLING INTEREST NET INCOME	905,402	2	738,665	2
r20	CONTROLLING INTEREST NET INCOME	4,719,508	11	5,058,894	12

STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	44,288,771	100	41,365,769	100
r21	DOMESTIC	38,604,622	87	35,944,541	87
r22	FOREIGN	5,684,149	13	5,421,228	13
r23	TRANSLATED INTO DOLLARS (***)	409,273	1	429,874	1

r08	OTHER INCOME AND (EXPENSE), NET	-386,429	100	91,901	100
r49	OTHER INCOME AND (EXPENSE), NET	-370,291	96	102,832	112
r34	EMPLOYEES' PROFIT SHARING, CURRENT	17,087	-4	10,412	11
r35	EMPLOYEES' PROFIT SHARING, DEFERRED	-949	0	519	1

r06	INTEGRAL RESULT OF FINANCING	-3,057,922	100	-2,324,378	100
r24	INTEREST EXPENSE	3,143,883	-103	2,690,267	-116
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	724,952	-24	741,535	-32
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	-638,991	21	-375,646	16
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	INCOME TAXES	2,006,528	100	2,693,529	100
r32	INCOME TAX, CURRENT	2,301,340	115	2,550,175	95
r33	INCOME TAX, DEFERRED	-294,812	-15	143,354	5

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER.

STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
R		Amount	Amount

r36	TOTAL SALES	53,366,791	50,645,130
r37	TAX RESULT FOR THE YEAR	5,878,827	8,522,670
r38	NET SALES (**)	60,779,830	56,529,203
r39	OPERATING INCOME (**)	16,064,767	15,206,906
r40	CONTROLLING INTEREST NET INCOME (**)	7,344,003	6,247,031
r41	NET CONSOLIDATED INCOME (**)	8,343,278	6,762,044
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	5,429,850	4,640,234

(**)  RESTATED INFORMATION FOR THE LAST TWELVE MONTHS.

QUARTERLY STATEMENTS OF INCOME
FROM JULY 1 TO SEPTEMBER 30, 2011 AND 2010
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	15,963,451	100	14,771,015	100
rt02	COST OF SALES	8,273,833	52	7,846,780	53
rt03	GROSS PROFIT	7,689,618	48	6,924,235	47
rt04	GENERAL EXPENSES	3,051,487	19	2,772,775	19
rt05	INCOME (LOSS) AFTER GENERAL EXPENSES	4,638,131	29	4,151,460	28
rt08	OTHER INCOME AND (EXPENSE), NET	-200,799	-1	311,687	2
rt06	INTEGRAL RESULT OF FINANCING	-1,316,329	-8	-650,161	-4
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	-86,529	0	-120,681	0
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	3,034,474	19	3,692,305	25
rt10	INCOME TAXES	784,429	5	1,233,632	8
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	2,250,045	14	2,458,673	17
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	2,250,045	14	2,458,673	17
rt19	NET INCOME OF MINORITY INTEREST	204,897	1	263,460	2
rt20	NET INCOME OF MAJORITY INTEREST	2,045,148	13	2,195,213	15

QUARTERLY STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	15,963,451	100	14,771,015	100
rt21	DOMESTIC	13,901,298	87	12,812,842	87
rt22	FOREIGN	2,062,153	13	1,958,173	13
rt23	TRANSLATED INTO DOLLARS (***)	148,480	1	155,273	1

rt08	OTHER INCOME AND (EXPENSE), NET	-200,799	100	311,687	100
rt49	OTHER INCOME AND (EXPENSE), NET	-193,975	97	315,714	101
rt34	EMPLOYEES' PROFIT SHARING, CURRENT	6,110	-3	4,232	1
rt35	EMPLOYEES' PROFIT SHARING, DEFERRED	714	0	-205	-0

rt06	INTEGRAL RESULT OF FINANCING	-1,316,329	100	-650,161	100
rt24	INTEREST EXPENSE	1,196,849	-91	920,717	-142
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	269,079	-20	183,307	-28
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS), NET	-388,559	30	87,249	-13
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	INCOME TAXES	784,429	100	1,233,632	100
rt32	INCOME TAX, CURRENT	966,509	123	1,206,516	98
rt33	INCOME TAX, DEFERRED	-182,080	-23	27,116	2

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER.

QUARTERLY STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
RT		Amount	Amount

rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	1,841,188	1,636,748

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
E		Amount	Amount
	OPERATING ACTIVITIES
e01	INCOME (LOSS) BEFORE INCOME TAXES	7,631,438	8,491,088
e02	+ (-) ITEMS NOT REQUIRING CASH	693,751	581,534
e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	5,620,079	4,359,853
e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	4,446,763	2,280,178
e05	CASH FLOW BEFORE INCOME TAX	18,392,031	15,712,653
e06	CASH FLOWS PROVIDED OR USED IN OPERATION	(6,450,017)	(5,764,291)
e07	NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	11,942,014	9,948,362

	INVESTING ACTIVITIES
e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	(14,461,779)	(4,094,462)
e09	CASH IN EXCESS (REQUIRED) FOR FINANCING ACTIVITIES	(2,519,765)	5,853,900

	FINANCING ACTIVITIES
e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	(1,223,319)	(4,518,194)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,743,084)	1,335,706
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	(54,706)	(51,428)
e13	CASH AND CASH EQUIVALENTS AT BEGINING OF PERIOD	20,951,953	30,004,450
e14	CASH AND CASH EQUIVALENTS AT END OF PERIOD	17,154,163	31,288,728

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
ANALYSIS OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
E		Amount	Amount

e02	+ (-) ITEMS NOT REQUIRING CASH	693,751	581,534
e15	+ ESTIMATES FOR THE PERIOD	561,142	461,111
e16	+ PROVISIONS FOR THE PERIOD	-	-
e17	+ (-) OTHER UNREALIZED ITEMS	132,609	120,423

e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	5,620,079	4,359,853
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD *	5,429,850	4,640,234
e19	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND
	EQUIPMENT	-	-
e20	+ IMPAIRMENT LOSS	37,425	-
e21	(-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	318,155	188,221
e22	(-) DIVIDENDS RECEIVED	-	-
e23	(-) INTEREST INCOME	(222,911)	-
e24	(-) + OTHER ITEMS	57,560	(468,602)

e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	4,446,763	2,280,178
e25	+ ACCRUED INTEREST	2,981,805	2,417,758
e26	+ (-) OTHER ITEMS	1,464,958	(137,580)

e06	CASH FLOWS PROVIDED OR USED IN OPERATION	(6,450,017)	(5,764,291)
e27	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	6,577,327	7,926,250
e28	+ (-) DECREASE (INCREASE) IN INVENTORIES	(1,101,871)	388,456
e29	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(300,911)	(778,083)
e30	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(172,049)	457,951
e31	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(9,276,780)	(11,079,569)
e32	+ (-) INCOME TAXES PAID OR RETURNED	(2,175,733)	(2,679,296)

e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	(14,461,779)	(4,094,462)
e33	- PERMANENT INVESTMENT IN SHARES	(643,999)	(438,129)
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	-	1,120,212
e35	- INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(6,313,045)	(7,587,958)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	694,862	143,679
e37	- INVESTMENT IN INTANGIBLE ASSETS	(49,803)	(446,499)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	-	-
e39	- OTHER PERMANENT INVESTMENTS	-	-
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	-	-
e41	+ DIVIDEND RECEIVED	66,310	-
e42	+ INTEREST RECEIVED	-	-
e43	+ (-) DECREASE (INCREASE) ADVANCES AND LOANS TO
	THIRD PARTIES	-	(64,894)
e44	+ (-) OTHER ITEMS	(8,216,104)	3,179,127

e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	(1,223,319)	(4,518,194)
e45	+ BANK FINANCING	9,700,000	20,000
e46	+ STOCK MARKET FINANCING	-	-
e47	+ OTHER FINANCING	-	150,000
e48	(-) BANK FINANCING AMORTIZATION	(3,110,135)	(643,333)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	(898,776)	-
e50	(-) OTHER FINANCING AMORTIZATION	(238,048)	(116,111)
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	-	-
e52	(-) DIVIDENDS PAID	(3,202,762)	-
e53	+ PREMIUM ON ISSUANCE OF SHARES	-	-
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-	-
e55	- INTEREST EXPENSE	(2,919,247)	(2,352,091)
e56	- REPURCHASE OF SHARES	(12,623)	(1,004,369)
e57	+ (-) OTHER ITEMS	(541,728)	(572,290)
* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO BE EXPLAINED IN THE NOTES.

DATA PER SHARE
CONSOLIDATED
Final Printing
REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
D		Amount		Amount

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$0.02		$0.02

d02	BASIC PROFIT PER PREFERRED SHARE (**)	$0.00		$0.00

d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$0.00		$0.00

d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$0.03		$0.02

d05	DISCONTINUED OPERATION EFFECT ON EARNINGS (LOSS) PER SHARE (**)	$0.00		$0.00

d08	CARRYING VALUE PER SHARE	$0.14		$0.13

d09	CASH DIVIDEND ACCUMULATED PER SHARE	$0.00		$0.00

d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares

d11	MARKET PRICE TO CARRYING VALUE	3.05	times	3.14	times

d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	19.46	times	21.38	times

d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE, USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

RATIOS
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
P

	YIELD
p01	NET INCOME TO NET SALES	12.70%		14.02%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	15.44%		13.77%
p03	NET INCOME TO TOTAL ASSETS (**)	5.77%		5.66%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	13.31%		0.00%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	0.00%		0.00%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.42	times	0.47	times
p07	NET SALES TO FIXED ASSETS (**)	1.53	times	1.51	times
p08	INVENTORIES TURNOVER (**)	5.96	times	5.43	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	56	days	57	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.10%		8.20%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	62.60%		58.90%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.67	times	1.43	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	36.98%		54.04%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	140.23%		107.68%
p15	OPERATING INCOME TO INTEREST PAID	3.62	times	4.06	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.67	times	0.80	times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.17	times	3.88	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT
	LIABILITIES	1.91	times	3.51	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.50	times	0.83	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	81.83%		208.12%

 (**) DATA FROM THE LAST TWELVE MONTHS.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED Final Printing
MEXICO CITY, D.F., OCTOBER 19, 2011—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”), TODAY ANNOUNCED RESULTS FOR THIRD QUARTER 2011. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (MEXICAN FRS).

THE FOLLOWING INFORMATION SETS FORTH A CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTERS ENDED SEPTEMBER 30, 2011 AND 2010, IN MILLIONS OF MEXICAN PESOS, AS WELL AS THE PERCENTAGE THAT EACH LINE REPRESENTS OF NET SALES AND THE PERCENTAGE CHANGE WHEN COMPARING 2011 WITH 2010:

CONSOLIDATED NET SALES

CONSOLIDATED NET SALES INCREASED 8.1% TO PS.15,963.5 MILLION IN THIRD QUARTER 2011 COMPARED WITH PS.14,771 MILLION IN THIRD QUARTER 2010. THIS INCREASE WAS ATTRIBUTABLE TO GROWTH ACROSS ALL OF OUR BUSINESS SEGMENTS, BUT IN PARTICULAR IN OUR CABLE AND TELECOM, SKY AND PROGRAMMING EXPORTS SEGMENTS. OPERATING SEGMENT INCOME INCREASED 12.5%, REACHING PS.6,743.1 MILLION WITH A MARGIN OF 41.3%.

CONTROLLING INTEREST NET INCOME

CONTROLLING INTEREST NET INCOME DECREASED 6.8% TO PS.2,045.1 MILLION IN THIRD QUARTER 2011 COMPARED WITH PS.2,195.2 MILLION IN THIRD QUARTER 2010. THE NET DECREASE OF PS.150.1 MILLION REFLECTED PRIMARILY A PS.666.1 MILLION INCREASE IN INTEGRAL COST OF FINANCING, OF WHICH PS.475.9 MILLION WERE DUE TO A NON-CASH FOREIGN-EXCHANGE LOSS. THIS EXPENSE RESULTED PRIMARILY FROM A NET AVERAGE US DOLLAR LIABILITY POSITION DURING THE QUARTER IN COMBINATION WITH THE DEPRECIATION OF THE PESO. THE DECREASE IN CONTROLLING INTEREST NET INCOME ALSO REFLECTED A PS.512.5 MILLION VARIATION IN OTHER EXPENSE, NET, WHICH IS MAINLY EXPLAINED BY THE ABSENCE OF A NON-RECURRING GAIN ON THE SALE OF OUR INVESTMENT IN AN AIRLINE CARRIER, VOLARIS, DURING THE SAME QUARTER OF LAST YEAR.

THESE UNFAVORABLE VARIANCES WERE PARTIALLY OFFSET BY I) A PS.486.6 MILLION INCREASE IN OPERATING INCOME; II) A PS.449.2 MILLION DECREASE IN INCOME TAXES; III) A PS.58.6 MILLION DECREASE IN NON-CONTROLLING INTEREST NET INCOME; AND IV) A PS.34.1 MILLION DECREASE IN EQUITY IN LOSSES OF AFFILIATES, NET.

THIRD QUARTER RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS THIRD-QUARTER RESULTS ENDED SEPTEMBER 30, 2011 AND 2010, FOR EACH OF OUR BUSINESS SEGMENTS. RESULTS FOR THE THIRD QUARTER 2011 AND 2010 ARE PRESENTED IN MILLIONS OF MEXICAN PESOS:

TELEVISION BROADCASTING

THIRD-QUARTER SALES INCREASED 2.4% TO PS.6,001.2 MILLION COMPARED WITH PS.5,860.5 MILLION IN THIRD QUARTER 2010. THIS INCREASE REFLECTS STRONG RATINGS AND SOLID AUDIENCE SHARE AS A RESULT OF THE PRODUCTION AND BROADCAST OF SUCCESSFUL SHOWS SUCH AS LA VOZ…MÉXICO WHICH WAS THE HIGHEST RATED SHOW IN MEXICO DURING THE QUARTER. ADDITIONALLY, THE FINAL EPISODE OF THE NOVELA LA FUERZA DEL DESTINO WAS THE SECOND HIGHEST RATED SHOW IN THE QUARTER GARNERING AN AUDIENCE SHARE OF 40.7%. ALL OF THE TOP-TEN RATED PROGRAMS IN MEXICO DURING THE QUARTER WERE TRANSMITTED BY TELEVISA.

UPFRONT DEPOSITS REPRESENTED 80.6% OF REVENUES DURING THE QUARTER AND THE BALANCE WERE SALES IN THE SPOT MARKET. THIS FIGURE COMPARES WITH 80.8% IN THIRD QUARTER 2010.

THIRD-QUARTER OPERATING SEGMENT INCOME INCREASED 4% TO PS.2,917.5 MILLION COMPARED WITH PS.2,805.2 MILLION IN THIRD QUARTER 2010; THE MARGIN INCREASED TO 48.6%. THE INCREASE IN MARGIN OF 70 BASIS POINTS IS A CONSEQUENCE OF A HIGHER REVENUE BASE, BUT ALSO REFLECTS A STRICT CONTROL ON PROGRAMMING EXPENSES.

PAY TELEVISION NETWORKS

THIRD-QUARTER SALES INCREASED 15% TO PS.931.3 MILLION COMPARED WITH PS.809.6 MILLION IN THIRD QUARTER 2010. THE INCREASE WAS DRIVEN BY I) THE SUSTAINED ADDITION OF PAY-TV SUBSCRIBERS IN THE LAST TWELVE MONTHS, MOSTLY IN MEXICO; II) BY NEW AFFILIATION AGREEMENTS IN LATIN AMERICA; AND III) STRONG ADVERTISING SALES THAT REPRESENTED 24.6% OF SEGMENT REVENUE DURING THE QUARTER. IN SEPTEMBER WE LAUNCHED A NEW NETWORK CALLED “TIIN”, WHICH TRANSMITS IN-HOUSE AS WELL AS THIRD-PARTY PRODUCED CONTENT, TARGETING YOUNG TEENAGERS. THIS CHANNEL COMPLEMENTS OUR EXISTING PAY-TV NETWORK PORTFOLIO SERVICING A NEW DEMOGRAPHIC. THESE RESULTS WERE ACHIEVED IN SPITE OF NO LONGER CONSOLIDATING TUTV, WHICH WAS SOLD TO UNIVISION AS PART OF THE RECENTLY CLOSED DEAL. EXCLUDING THE CONTRIBUTION TO REVENUES OF TUTV IN 2010 RESULTS, GROWTH IN OUR PAY TELEVISION NETWORKS SEGMENT WAS 22.6% DURING THE QUARTER.

THIRD-QUARTER OPERATING SEGMENT INCOME INCREASED 20.8% TO PS.498.8 MILLION COMPARED WITH PS.412.9 MILLION IN THIRD QUARTER 2010, AND THE MARGIN REACHED 53.6%. THIS RESULT REFLECTS HIGHER SALES AS WELL AS THE ABSENCE OF COSTS AND EXPENSES RELATED TO I) FORO TV THAT IS NOW RECOGNIZED IN TELEVISION BROADCASTING; AND II) TUTV, WHICH IS NO LONGER CONSOLIDATED.

PROGRAMMING EXPORTS

THIRD-QUARTER SALES INCREASED 29.6% TO PS.999.7 MILLION COMPARED WITH PS.771.1 MILLION IN THIRD QUARTER 2010. THE GROWTH WAS ATTRIBUTABLE TO AN INCREASE IN ROYALTIES FROM UNIVISION, FROM US$42.3 MILLION IN THIRD QUARTER 2010 TO US$58.2 MILLION IN THIRD QUARTER 2011. THIS REFLECTS THE ONGOING RATINGS SUCCESS OF UNIVISION AS WELL AS THE FAVORABLE IMPACT OF THE NEW ROYALTY STRUCTURE REACHED UNDER THE REVISED PROGRAMMING LICENSE AGREEMENT WITH UNIVISION. SALES TO THE REST OF THE WORLD GREW BY 21.1% TO PS.264.2 MILLION. THIS IS THE FIRST QUARTER WE RECEIVE REVENUES FROM THE RECENTLY-SIGNED AGREEMENT WITH NETFLIX. THESE POSITIVE VARIANCES WERE PARTIALLY OFFSET BY A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES AMOUNTING TO PS.18.1 MILLION. THIS TRANSLATION EFFECT IS DETERMINED COMPARING THE AVERAGE EXCHANGE RATE OF THE PESO AGAINST THE US DOLLAR DURING THIS QUARTER WITH THE AVERAGE EXCHANGE RATE DURING THE SAME QUARTER OF THE YEAR BEFORE, WHICH RESULTED IN A 3.6% APPRECIATION OF THE PESO.

THIRD-QUARTER OPERATING SEGMENT INCOME INCREASED 47.6% TO PS.548 MILLION COMPARED WITH PS.371.2 MILLION IN THIRD QUARTER 2010, AND THE MARGIN INCREASED TO 54.8%. THESE RESULTS REFLECT HIGHER SALES THAT WERE PARTIALLY OFFSET BY AMORTIZATIONS OF COPRODUCED AND EXPORTABLE PROGRAMMING.

PUBLISHING

THIRD-QUARTER SALES INCREASED 2.9% TO PS.810.9 MILLION COMPARED WITH PS.787.7 MILLION IN THIRD QUARTER 2010. MOST OF THE GROWTH WAS DRIVEN BY AN INCREASE IN ADVERTISING AND CIRCULATION REVENUES ABROAD, AND TO A LESSER EXTENT IN MEXICO. THESE POSITIVE VARIANCES WERE NEGATIVELY IMPACTED BY THE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES OF PS.14.3 MILLION.

THIRD-QUARTER OPERATING SEGMENT INCOME INCREASED 33.2% TO PS.121.9 MILLION COMPARED WITH PS.91.5 MILLION IN THIRD QUARTER 2010, AND THE MARGIN REACHED 15%. THIS INCREASE REFLECTS HIGHER SALES AND A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED COSTS AND EXPENSES. THIS FAVORABLE VARIANCE WAS PARTIALLY OFFSET BY HIGHER PAPER, PRINTING AND EDITING COSTS.

SKY

THIRD-QUARTER SALES GREW BY 8.2% TO PS.3,131.7 MILLION COMPARED WITH PS.2,894.9 MILLION IN THIRD QUARTER 2010. THE INCREASE WAS DRIVEN BY SOLID GROWTH IN THE SUBSCRIBER BASE IN MEXICO, EXPLAINED BY THE CONTINUED SUCCESS OF SKY’S LOW-COST OFFERINGS. THE NUMBER OF GROSS ACTIVE SUBSCRIBERS INCREASED BY 238,205 DURING THE QUARTER TO 3,824,278 (INCLUDING 155,608 COMMERCIAL SUBSCRIBERS) AS OF SEPTEMBER 30, 2011, COMPARED WITH 2,753,047 (INCLUDING 149,057 COMMERCIAL SUBSCRIBERS) AS OF SEPTEMBER 30, 2010. SKY ENDED THE QUARTER WITH 154,964 SUBSCRIBERS IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC. SEGMENT RESULTS WERE PARTIALLY OFFSET BY LOWER ADVERTISING AND PAY-PER-VIEW REVENUE DUE TO THE ABSENCE OF THE 2010 SOCCER WORLD CUP AS WELL AS A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED SALES.

THIRD-QUARTER OPERATING SEGMENT INCOME INCREASED 4.2% TO PS.1,457.4 MILLION COMPARED WITH PS.1,398.3 MILLION IN THIRD QUARTER 2010, AND THE MARGIN WAS 46.5%. THESE RESULTS REFLECT AN INCREASE IN SALES THAT WAS PARTIALLY OFFSET BY HIGHER PROGRAMMING COSTS DUE TO THE TRANSMISSION OF SPECIAL SPORT EVENTS SUCH AS: COPA AMÉRICA, COPA DE ORO AND FIFA U-17 WORLD CUP, AMONG OTHERS.

CABLE AND TELECOM

THIRD-QUARTER SALES INCREASED 13.1% TO PS.3,394.8 MILLION COMPARED WITH PS.3,002.5 MILLION IN THIRD QUARTER 2010. THIS INCREASE WAS ATTRIBUTABLE MAINLY TO THE ADDITION OF 542,469 REVENUE GENERATING UNITS (RGUS) IN CABLEVISIÓN, CABLEMÁS AND TVI DURING THE LAST TWELVE MONTHS AS A RESULT OF THE SUCCESS OF OUR COMPETITIVE TRIPLE-PLAY BUNDLES AS WELL AS THE SUSTAINED DEMAND FOR NEW PACKAGES LAUNCHED DURING THE QUARTER.

THE INCREASE IS ALSO EXPLAINED BY AN IMPROVED SALES MIX IN BESTEL, WHICH INCREASED REVENUE DERIVED FROM LOCAL TELEPHONY AND BROADBAND SERVICES. YEAR-OVER-YEAR, CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL NET SALES INCREASED 11.5%, 13.8%, 15.3%, AND 16.5%, RESPECTIVELY.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF SUBSCRIBERS FOR EACH OF OUR THREE CABLE AND TELECOM SUBSIDIARIES AS OF SEPTEMBER 30, 2011:

THE SUBSCRIBER BASE OF CABLEVISIÓN OF VIDEO, BROADBAND AND TELEPHONY AS OF SEPTEMBER 30, 2011, AMOUNTED TO 704,580, 367,520 AND 231,700, RESPECTIVELY.

THE SUBSCRIBER BASE OF CABLEMÁS OF VIDEO, BROADBAND AND TELEPHONY AS OF SEPTEMBER 30, 2011, AMOUNTED TO 1,050,415, 425,389 AND 248,713, RESPECTIVELY.

THE SUBSCRIBER BASE OF TVI OF VIDEO, BROADBAND AND TELEPHONY AS OF SEPTEMBER 30, 2011, AMOUNTED TO 367,164, 182,175 AND 129,419, RESPECTIVELY.

THE RGUS OF CABLEVISIÓN, CABLEMÁS AND TVI AS OF SEPTEMBER 30, 2011, AMOUNTED TO 1,303,800, 1,724,517 AND 678,758, RESPECTIVELY.

THIRD-QUARTER OPERATING SEGMENT INCOME INCREASED 26.5% TO PS.1,197.5 MILLION COMPARED WITH PS.946.5 MILLION IN THIRD QUARTER 2010, AND THE MARGIN REACHED 35.3%. THESE RESULTS REFLECT CONTINUED GROWTH IN THE CABLE PLATFORMS AS WELL AS A POSITIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY-DENOMINATED COSTS. SPECIFICALLY IN BESTEL THE MARGINS WERE STRONG. THIS INCREASE WAS DRIVEN BY LOWER INTERCONNECTION RATES AND A LARGER CUSTOMER BASE.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF REVENUES AND OPERATING SEGMENT INCOME, EXCLUDING CONSOLIDATION ADJUSTMENTS, FOR OUR FOUR CABLE AND TELECOM SUBSIDIARIES FOR THE QUARTER:

THIRD-QUARTER REVENUES OF CABLEVISIÓN, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.1,106.9 MILLION, PS.1,158.8 MILLION, PS.555.2 MILLION AND PS.693.2 MILLION, RESPECTIVELY.

THIRD-QUARTER OPERATING SEGMENT INCOME OF CABLEVISION, CABLEMÁS, TVI AND BESTEL AMOUNTED TO PS.427.1 MILLION, PS.442.8 MILLION, PS.199.6 MILLION AND PS.182.4 MILLION, RESPECTIVELY.

THESE RESULTS DO NOT INCLUDE CONSOLIDATION ADJUSTMENTS OF PS.119.3 MILLION IN REVENUES NOR PS.54.4 MILLION IN OPERATING SEGMENT INCOME, WHICH ARE CONSIDERED IN THE CONSOLIDATED RESULTS OF CABLE AND TELECOM.

OTHER BUSINESSES

THIRD-QUARTER SALES INCREASED 6.7% TO PS.1,046.5 MILLION COMPARED WITH PS.981.1 MILLION IN THIRD QUARTER 2010. THE GAMING BUSINESS PERFORMED WELL DURING THE QUARTER, MOST OF THE GROWTH DRIVEN BY BINGO PARLORS AND OUR SOCCER LOTTERY GAME GANAGOL.

THIRD-QUARTER OPERATING SEGMENT INCOME REACHED PS.2 MILLION COMPARED WITH A LOSS OF PS.32.2 MILLION IN THIRD QUARTER 2010, MAINLY REFLECTING AN INCREASE IN PROFITABILITY IN THE RADIO, INTERNET AND GAMING BUSINESSES.

INTERSEGMENT OPERATIONS

INTERSEGMENT OPERATIONS FOR THE THIRD QUARTER 2011 AND 2010 AMOUNTED TO PS.352.6  MILLION AND PS.336.4 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

SHARE-BASED COMPENSATION EXPENSE IN THIRD QUARTER 2011 AND 2010 AMOUNTED TO PS.161.9 MILLION AND PS.135.4 MILLION, RESPECTIVELY, AND WAS ACCOUNTED FOR AS CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE GRANTED TO OFFICERS AND EMPLOYEES, AND IS RECOGNIZED OVER THE VESTING PERIOD.

NON-OPERATING RESULTS

OTHER EXPENSE, NET

OTHER EXPENSE, NET, AMOUNTED TO PS.200.8 MILLION FOR THIRD QUARTER 2011, COMPARED WITH OTHER INCOME, NET, OF PS.311.7 MILLION FOR THIRD QUARTER 2010. THE VARIANCE OF PS.512.5 REFLECTED PRIMARILY THE ABSENCE OF A GAIN ON DISPOSITION OF SHARES OF VOLARIS, A LOW-COST CARRIER AIRLINE, IN THIRD QUARTER 2010.

OTHER EXPENSE FOR THIRD QUARTER 2011 AND 2010 INCLUDED PRIMARILY LOSS ON DISPOSITION OF PROPERTY AND EQUIPMENT, FINANCIAL ADVISORY AND PROFESSIONAL SERVICES, AND DONATIONS.

INTEGRAL COST OF FINANCING

THE NET EXPENSE ATTRIBUTABLE TO INTEGRAL COST OF FINANCING INCREASED BY PS.666.1 MILLION TO PS.1,316.3 MILLION IN THIRD QUARTER 2011 FROM PS.650.2 MILLION IN THIRD QUARTER 2010. THIS INCREASE REFLECTED PRIMARILY I) A PS.475.9 MILLION INCREASE IN NON-CASH FOREIGN EXCHANGE LOSS RESULTING PRIMARILY FROM THE EFFECT OF A 18.6% DEPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR IN THIRD QUARTER 2011 ON OUR NET AVERAGE US DOLLAR LIABILITY POSITION COMPARED WITH A 2.0% APPRECIATION IN THIRD QUARTER 2010 ON OUR NET US DOLLAR LIABILITY POSITION; AND II) A PS.276 MILLION INCREASE IN INTEREST EXPENSE, DUE PRIMARILY TO A HIGHER PRINCIPAL AMOUNT OF LONG-TERM DEBT IN THIRD QUARTER 2011. THESE UNFAVORABLE VARIANCES WERE PARTIALLY OFFSET BY AN PS.85.8 MILLION INCREASE IN INTEREST INCOME DURING THIRD QUARTER 2011.

EQUITY IN LOSSES OF AFFILIATES, NET

EQUITY IN LOSSES OF AFFILIATES, NET, DECREASED BY PS.34.1 MILLION, OR 28.3%, TO PS.86.6 MILLION IN THIRD QUARTER 2011 COMPARED WITH PS.120.7 MILLION IN THIRD QUARTER 2010. THIS DECREASE REFLECTED MAINLY AN INCREASE IN EQUITY IN EARNINGS OF BMP, THE CONTROLLING COMPANY OF UNIVISION, AND OCEN, A LIVE-ENTERTAINMENT VENTURE IN MEXICO, WHICH EFFECT WAS PARTIALLY OFFSET BY AN INCREASE IN EQUITY IN LOSS OF LA SEXTA, A FREE-TO-AIR TELEVISION CHANNEL IN SPAIN.

INCOME TAXES

INCOME TAXES DECREASED BY PS.449.2 MILLION, OR 36.4%, TO PS.784.4 MILLION IN THIRD QUARTER 2011 FROM PS.1,233.6 MILLION IN THIRD QUARTER 2010. THIS DECREASE REFLECTED BOTH A LOWER INCOME TAX BASE AND A LOWER EFFECTIVE INCOME TAX RATE.

NON-CONTROLLING INTEREST NET INCOME

NON-CONTROLLING INTEREST NET INCOME DECREASED BY PS.58.6 MILLION, OR 22.2%, TO PS.204.9 MILLION IN THIRD QUARTER 2011, FROM PS.263.5 MILLION IN THIRD QUARTER 2010. THIS DECREASE REFLECTED PRIMARILY A LOWER PORTION OF CONSOLIDATED NET INCOME ATTRIBUTABLE TO INTERESTS HELD BY NON-CONTROLLING EQUITY OWNERS IN OUR SKY AND CABLE AND TELECOM SEGMENTS.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

DURING THIRD QUARTER 2011, WE INVESTED APPROXIMATELY US$194.4 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, INCLUDING APPROXIMATELY US$102 MILLION FOR OUR CABLE AND TELECOM SEGMENT, US$62.8 MILLION FOR OUR SKY SEGMENT, AND US$29.6 MILLION FOR OUR TELEVISION BROADCASTING SEGMENT AND OTHER BUSINESSES.

OUR INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT IN OUR CABLE AND TELECOM SEGMENT DURING THIRD QUARTER 2011 INCLUDED APPROXIMATELY US$32.3 MILLION FOR CABLEVISIÓN, US$37.2 MILLION FOR CABLEMÁS, US$19.7 MILLION FOR TVI, AND US$12.8 MILLION FOR BESTEL.

DURING THIRD QUARTER 2011, WE MADE CASH PAYMENTS IN THE AMOUNT OF US$150 MILLION (PS.1,797.1 MILLION) IN CONNECTION WITH OUR INVESTMENT IN GSF, THE CONTROLLING COMPANY OF IUSACELL, IN THE FORM OF US$1,565 MILLION (PS.19,390.9 MILLION) OF DEBENTURES ISSUED BY GSF THAT ARE MANDATORILY CONVERTIBLE INTO SHARES OF STOCK OF GSF. UPON CONVERSION OF THE DEBENTURES OF GSF, WHICH IS SUBJECT TO REGULATORY APPROVAL AND OTHER CUSTOMARY CLOSING CONDITIONS, OUR EQUITY PARTICIPATION IN GSF AND IUSACELL WILL BE 50%.

ADDITIONALLY, ON OCTOBER 7, 2011, TELEVISA ENTERED INTO AN AGREEMENT TO BUY FROM EXISTING SHAREHOLDERS AN ADDITIONAL 158,258 SHARES OF BMP WHICH, ON A FULLY DILUTED BASIS, REPRESENT APPROXIMATELY 1% OF BMP’S TOTAL EQUITY CAPITAL. THE TRANSACTION IS SUBJECT TO CUSTOMARY CLOSING CONDITIONS.

DEBT AND CAPITAL LEASE OBLIGATIONS

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.56,646.8 MILLION AND PS.47,964.8 MILLION AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010, RESPECTIVELY, WHICH INCLUDED A SHORT-TERM DEBT AND CURRENT PORTION  OF LONG-TERM DEBT IN THE AMOUNT OF PS.1,170 MILLION AND PS.1,469.1 MILLION, RESPECTIVELY.

ADDITIONALLY, WE HAD CAPITAL LEASE OBLIGATIONS IN THE AMOUNT OF PS.639.7 MILLION AND PS.629.8 MILLION AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.403 MILLION  AND PS.280.1 MILLION, RESPECTIVELY.

AS OF SEPTEMBER 30, 2011, OUR CONSOLIDATED NET DEBT POSITION (TOTAL DEBT LESS CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS, AND NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS) WAS PS.30,328.8 MILLION. THE AGGREGATE AMOUNT OF NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS AS OF SEPTEMBER 30, 2011 AMOUNTED TO PS.3,146.8 MILLION.

SHARES OUTSTANDING

AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010, OUR SHARES OUTSTANDING AMOUNTED TO 330,858.1 MILLION AND 325,023 MILLION SHARES, RESPECTIVELY, AND OUR CPO EQUIVALENTS OUTSTANDING AMOUNTED TO 2,827.8 MILLION AND 2,778 MILLION CPO EQUIVALENTS, RESPECTIVELY. NOT ALL OF OUR SHARES ARE IN THE FORM OF CPOS. THE NUMBER OF CPO EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF SHARES OUTSTANDING BY 117.

AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010, THE GDS (GLOBAL DEPOSITARY SHARES) EQUIVALENTS OUTSTANDING AMOUNTED TO 565.6 MILLION AND 555.6 MILLION GDS EQUIVALENTS, RESPECTIVELY. THE NUMBER OF GDS EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF CPO EQUIVALENTS BY FIVE.

ABOUT TELEVISA

GRUPO TELEVISA, S.A.B., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD BASED ON ITS MARKET CAPITALIZATION AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY-TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, CABLE TELEVISION AND TELECOMMUNICATION SERVICES, MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF A HORIZONTAL INTERNET PORTAL, AND GAMING. GRUPO TELEVISA ALSO OWNS AN UNCONSOLIDATED EQUITY STAKE IN LA SEXTA, A FREE-TO-AIR TELEVISION VENTURE IN SPAIN.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

FINANCIAL STATEMENT NOTES

CONSOLIDATED
Final Printing

GRUPO TELEVISA, S.A.B.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010
(IN THOUSANDS OF MEXICAN PESOS, EXCEPT PER CPO AND PER SHARE AMOUNTS)

1.        ACCOUNTING POLICIES:

THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND ITS CONSOLIDATED ENTITIES (COLLECTIVELY, THE "GROUP"), AS OF SEPTEMBER 30, 2011 AND 2010, AND FOR THE NINE MONTHS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (“MEXICAN FRS”), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2010, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011.

2.         PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF SEPTEMBER 30  CONSISTED OF:

	2011		2010
BUILDINGS	Ps.	9,518,086	Ps.	9,421,014
BUILDING IMPROVEMENTS		1,632,473		1,688,870
TECHNICAL EQUIPMENT		49,207,607		42,581,820
SATELLITE TRANSPONDERS		3,593,873		3,593,873
FURNITURE AND FIXTURES		871,151		859,747
TRANSPORTATION EQUIPMENT		2,122,180		2,454,046
COMPUTER EQUIPMENT		4,080,823		3,469,405
LEASEHOLD IMPROVEMENTS		1,320,281		1,348,121
		72,346,474		65,416,896
ACCUMULATED DEPRECIATION		(40,852,895)		(35,011,844)
		31,493,579		30,405,052
LAND		4,103,656		4,651,788
CONSTRUCTION AND PROJECTS IN PROGRESS		4,133,125		2,385,158
	Ps.	39,730,360	Ps.	37,441,998

DEPRECIATION CHARGED TO INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010 WAS PS.4,676,189 AND PS.3,986,784, RESPECTIVELY.

3.        LONG-TERM DEBT SECURITIES:

AS OF SEPTEMBER 30, THE GROUP'S CONSOLIDATED SHORT-TERM AND LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

	2011				2010
LONG-TERM DEBT SECURITIES	THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS		THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS
8.0% SENIOR NOTES DUE 2011 (A)	U.S.$	-	Ps.	-	U.S.$	71,951	Ps.	907,388
6.0% SENIOR NOTES DUE 2018 (A)		500,000		6,944,200		500,000		6,305,600
6.625% SENIOR NOTES DUE 2025 (A)		600,000		8,333,040		600,000		7,566,720
8.5% SENIOR NOTES DUE 2032 (A)		300,000		4,166,520		300,000		3,783,360
8.49% SENIOR NOTES DUE 2037 (A)		-		4,500,000		-		4,500,000
9.375% SENIOR GUARANTEED NOTES DUE 2015 (B)		-		-		174,700		2,203,177
6.625% SENIOR NOTES DUE 2040 (A)		600,000		8,333,040		600,000		7,566,720
7.38% NOTES DUE 2020 (C)		-		10,000,000		-		-
	U.S.$	2,000,000	Ps.	42,276,800	U.S.$	2,246,651	Ps.	32,832,965

(A)
THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON THE SENIOR NOTES DUE 2011, 2018, 2025, 2032, 2037 AND 2040, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41%, 6.31%, 6.97%, 8.94%, 8.93% AND 6.97% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT (I) IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY; AND (II) IN THE EVENT OF A CHANGE OF CONTROL, IN WHICH CASE THE COMPANY MAY BE REQUIRED TO REDDEM THE SECURITIES AT 101% OF THEIR PRINCIPAL AMOUNT. ALSO, THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE SENIOR NOTES DUE 2018, 2025, 2037 AND 2040, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THESE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE U.S. OR MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. THE SENIOR NOTES DUE 2011, 2018, 2025, 2032, 2037 AND 2040 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. IN SEPTEMBER 2011, THE COMPANY PAID AT ITS MATURITY THE REMAINING AMOUNT OF ITS 8.00% SENIOR NOTES DUE 2011 FOR A PRINCIPAL AMOUNT OF U.S.$72 MILLION (PS.898,776).

(B)
THESE SENIOR GUARANTEED NOTES WERE UNSECURED OBLIGATIONS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES AND WERE GUARANTEED BY SUCH RESTRICTED SUBSIDIARIES. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, WAS 9.858%, AND WAS PAYABLE SEMI-ANNUALLY. IN NOVEMBER 2010, CABLEMÁS PREPAID ALL OF ITS GUARANTEED SENIOR NOTES FOR AN AGGREGATE AMOUNT OF U.S.$183 MILLION (PS.2,256,716), INCLUDING ACCRUED INTEREST AND A PREMIUM (SEE NOTE 14).

(C)
    IN OCTOBER 2010, THE COMPANY ISSUED 7.38% NOTES (“CERTIFICADOS BURSÁTILES”) DUE 2020 THROUGH THE MEXICAN STOCK EXCHANGE (“BOLSA MEXICANA DE VALORES”) IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.10,000,000. INTEREST ON THESE NOTES IS PAYABLE SEMI-ANNUALLY. THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THESE NOTES, IN WHOLE OR IN PART, AT ANY SEMI-ANNUAL INTEREST PAYMENT DATE AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE OUTSTANDING NOTES AND THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES APPOINTED BY THE COMPANY’S BOARD OF DIRECTORS, AND ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

4.        CONTINGENCIES:

IN DECEMBER 2010, THE COMPANY AND UNIVISION COMMUNICATIONS INC. (“UNIVISION”) ANNOUNCED THE COMPLETION OF CERTAIN AGREEMENTS AMONG RELATED PARTIES BY WHICH, AMONG OTHER TRANSACTIONS, THE GROUP MADE AN INVESTMENT IN BROADCASTING MEDIA PARTNERS, INC. (“BMP”), THE CONTROLLING COMPANY OF UNIVISION, AND THE PROGRAM LICENSE AGREEMENT (“PLA”) BETWEEN TELEVISA AND UNIVISION WAS AMENDED AND EXTENDED THROUGH THE LATER OF 2025 OR SEVEN AND ONE-HALF YEARS AFTER TELEVISA HAS SOLD TWO-THIRDS OF ITS INITIAL INVESTMENT IN BMP. IN CONNECTION WITH THESE AGREEMENTS, A COUNTERCLAIM FILED BY UNIVISION IN OCTOBER 2006, WHEREBY IT SOUGHT A JUDICIAL DECLARATION THAT ON OR AFTER DECEMBER 19, 2006, PURSUANT TO THE PLA, TELEVISA MAY NOT TRANSMIT OR PERMIT OTHERS TO TRANSMIT ANY TELEVISION PROGRAMMING INTO THE UNITED STATES BY MEANS OF THE INTERNET, WAS DISMISSED.

THERE ARE VARIOUS OTHER LEGAL ACTIONS AND CLAIMS PENDING AGAINST THE COMPANY, WHICH ARE FILED IN THE ORDINARY COURSE OF BUSINESS. IN THE OPINION OF THE COMPANY’S MANAGEMENT, NONE OF THESE ACTIONS AND CLAIMS ARE EXPECTED TO HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP’S FINANCIAL STATEMENTS AS A WHOLE; HOWEVER, THE COMPANY IS UNABLE TO PREDICT THE OUTCOME OF ANY OF THESE LEGAL ACTIONS AND CLAIMS.

5.        STOCKHOLDERS' EQUITY:

THE COMPANY’S CAPITAL STOCK AS OF SEPTEMBER 30, IS ANALYZED AS FOLLOWS:

	2011		2010
NOMINAL	Ps.	2,405,032	Ps.	2,368,792
CUMULATIVE INFLATION ADJUSTMENT (A)		7,713,067		7,651,067
TOTAL CAPITAL STOCK	Ps.	10,118,099	Ps.	10,019,859

            (A) THE COMPANY DISCONTINUED RECOGNIZING THE EFFECTS OF INFLATION ON FINANCIAL INFORMATION ON JANUARY 1, 2008, IN ACCORDANCE WITH MEXICAN FRS.

            ON APRIL 29, 2011, THE COMPANY’S STOCKHOLDERS APPROVED (I) THE PAYMENT OF A DIVIDEND FOR AN AGGREGATE AMOUNT OF UP TO PS.1,036,664, WHICH CONSISTED OF PS.0.35 PER CPO AND PS.0.00299145299 PER SHARE, NOT IN THE FORM OF A CPO, WHICH WAS PAID IN CASH IN MAY 2011 IN THE AGGREGATE AMOUNT OF PS.1,023,012; (II) THE MERGER OF CABLEMÁS INTO THE COMPANY ON APRIL 29, 2011, FOR WHICH REGULATORY APPROVALS WERE OBTAINED IN FEBRUARY AND JUNE 2011; (III) AN INCREASE IN THE CAPITAL STOCK OF THE COMPANY, WHICH CONSISTED OF 2,901,600,000 SHARES IN THE FORM OF 24,800,000 CPOS, IN CONNECTION WITH THE MERGER OF CABLEMÁS INTO THE COMPANY, BY WHICH THE COMPANY INCREASED ITS INTEREST IN THE CABLEMAS BUSINESS FROM 90.8% TO 100%; AND (IV) AN ADDITIONAL ISSUANCE OF 17,550,000,000 SHARES OF THE CAPITAL STOCK OF THE COMPANY IN THE FORM OF 150,000,000 CPOS, SUBJECT TO THE PREEMPTIVE RIGHTS OF EXISTING STOCKHOLDERS, WHICH ARE EXPECTED TO BE PAID IN CASH BY THE SPECIAL PURPOSE TRUST OF THE COMPANY’S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN IN THE FOURTH QUARTER OF 2011 (SEE NOTE 13).

    IN AUGUST 2011, A NUMBER OF 118,755 SHARES OF THE CAPITAL STOCK OF THE COMPANY, IN THE FORM OF 1,015 CPOS, WAS SUSCRIBED AND PAID BY EXISTING STOCKHOLDERS UNDER PREEMPTIVE RIGHTS IN THE AMOUNT OF PS.71.

AS OF SEPTEMBER 30, 2011, THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:

	ISSUED	REPURCHASED	OUTSTANDING
SERIES “A” SHARES	120,499,101,800	7,890,421,385	112,608,680,415
SERIES “B” SHARES	56,540,997,506	4,350,887,293	52,190,110,213
SERIES “D” SHARES	86,201,722,390	3,172,059,819	83,029,662,571
SERIES “L” SHARES	86,201,722,390	3,172,059,819	83,029,662,571
	349,443,544,086	18,585,428,316	330,858,115,770

     AS OF SEPTEMBER 30, 2011, THE COMPANY’S SHARES REPURCHASED BY THE COMPANY, AND THE COMPANY’S SHARES HELD BY SPECIAL TRUSTS IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN, ARE PRESENTED AS A CHARGE TO THE CONTROLLING INTEREST STOCKHOLDERS’ EQUITY,  AS FOLLOWS:

	SERIES “A”, “B”, “D”, AND “L” SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	4,563,538,200	-	4,563,538,200	Ps.	1,991,713
HELD BY A COMPANY’S TRUST (2)	6,040,204,443	7,981,685,673	14,021,890,116		3,363,834
ADVANCES FOR ACQUISITION OF SHARES (3)	-	-	-		874,787
	10,603,742,643	7,981,685,673	18,585,428,316	Ps.	6,230,334

(1)	DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2011, THE COMPANY REPURCHASED 23,400,000 SHARES IN THE FORM OF 200,000 CPOS, IN THE AGGREGATE AMOUNT OF PS.12,623.
(2)
IN OCTOBER 2010, THE COMPANY’S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN WERE CONSOLIDATED UNDER A SINGLE SPECIAL PURPOSE TRUST. DURING THE FIRST HALF OF 2011, THE COMPANY RELEASED 320,443,695 SHARES IN THE FORM OF 2,738,835 CPOS, IN THE AMOUNT OF PS.35,974, IN CONNECTION WITH THE STOCK PURCHASE PLAN. IN JANUARY 2011, THE COMPANY RELEASED 232,743,888 SHARES, IN THE FORM OF 1,989,264 CPOS, IN THE AMOUNT OF PS.19,097, IN CONNECTION WITH THE LONG-TERM RETENTION PLAN. ALSO, IN APRIL 2011, THE COMPANY RELEASED 2,418,188,526 SHARES, IN THE FORM OF 20,668,278 CPOS, AND 386,100,000 SHARES, NOT IN THE FORM OF CPOS, IN THE AMOUNT OF PS.640,303 AND PS.102,234, RESPECTIVELY, IN CONNECTION WITH THE LONG-TERM RETENTION PLAN. IN ADDITION, DURING THE NINE MONTHS ENDED SEPTEMBER 30 2011, THIS TRUST ACQUIRED 400,725,000 COMPANY’S SHARES, IN THE FORM OF 3,425,000 CPOS, IN THE AMOUNT OF PS.184,757.

(3)	IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN.

THE GROUP ACCRUED IN THE STOCKHOLDERS’ EQUITY ATRIBUTABLE TO THE CONTROLLING INTEREST A SHARE-BASED COMPENSATION EXPENSE OF PS.488,399 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED OPERATING INCOME AS ADMINISTRATIVE EXPENSE (SEE NOTE 11).

6.        RESERVE FOR REPURCHASE OF SHARES:

NO RESERVE FOR REPURCHASE OF SHARES WAS OUTSTANDING AS OF SEPTEMBER 30, 2011.

 IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.         INTEGRAL RESULT OF FINANCING:

INTEGRAL RESULT OF FINANCING FOR THE NINE MONTHS ENDED SEPTEMBER 30 CONSISTED OF:

	2011		2010
INTEREST EXPENSE (1)	Ps.	3,143,883	Ps.	2,690,267
INTEREST INCOME		(724,952)		(741,535)
FOREIGN EXCHANGE LOSS, NET (2)		638,991		375,646
	Ps.	3,057,922	Ps.	2,324,378

(1)	INTEREST EXPENSE INCLUDES IN 2011 AND 2010 A NET LOSS FROM RELATED DERIVATIVE CONTRACTS OF PS.108,994 AND PS.219,968, RESPECTIVELY.
(2)	FOREIGN EXCHANGE LOSS, NET, INCLUDES IN 2011 AND 2010 A NET LOSS FROM FOREIGN CURRENCY DERIVATIVE CONTRACTS OF PS.249,621 AND PS.278,660, RESPECTIVELY.

8.        DEFERRED TAXES:

THE DEFERRED INCOME TAX LIABILITY AS OF SEPTEMBER 30 WAS DERIVED FROM:

	2011		2010
ASSETS:
ACCRUED LIABILITIES	Ps.	1,389,925	Ps.	917,545
GOODWILL		1,468,497		1,396,040
TAX LOSS CARRYFORWARDS		944,406		897,152
ALLOWANCE FOR DOUBTFUL ACCOUNTS		466,626		423,355
CUSTOMER ADVANCES		795,638		824,047
OTHER ITEMS		575,083		451,220
		5,640,175		4,909,359
LIABILITIES:
INVENTORIES		(356,404)		(430,752)
PROPERTY, PLANT AND EQUIPMENT, NET		(1,253,259)		(1,381,304)
OTHER ITEMS		(1,328,233)		(1,635,231)
TAX LOSSES OF SUBSIDIARIES, NET		-		(49,862)
		(2,937,896)		(3,497,149)
DEFERRED INCOME TAX OF MEXICAN COMPANIES		2,702,279		1,412,210
DEFERRED TAX OF FOREIGN SUBSIDIARIES		493,924		160,462
ASSETS TAX		1,444,041		925,496
VALUATION ALLOWANCE		(4,837,579)		(3,826,622)
FLAT RATE BUSINESS TAX		28,735		23,097
DIVIDENDS DISTRIBUTED AMONG GROUP’S ENTITIES		(278,305)		(471,691)
DEFERRED TAX LIABILITY	Ps.	(446,905)	Ps.	(1,777,048)

DEFERRED TAX LIABILITY CURRENT PORTION	Ps.	(134,951)	Ps.	(183,093)
DEFERRED TAX LIABILITY LONG-TERM		(311,954)		(1,593,955)
	Ps.	(446,905)	Ps.	(1,777,048)

9.        DISCONTINUED OPERATIONS:

NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN FRS BULLETIN C-15, IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL, WERE RECOGNIZED IN INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010.

10.       QUARTERLY NET RESULTS:

THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED SEPTEMBER 30, 2011 ARE AS FOLLOWS:

QUARTER	ACCUMULATED	QUARTER
4 / 10	Ps. 7,683,389	Ps. 2,624,495
1 / 11	1,219,614	1,219,614
2 / 11	3,374,865	2,155,251
3 / 11	4,719,508	1,344,643

11.       INFORMATION BY SEGMENTS:

INFORMATION BY SEGMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010, IS PRESENTED AS FOLLOWS:

	TOTAL REVENUES		INTERSEGMENT REVENUES		CONSOLIDATED REVENUES		SEGMENT PROFIT (LOSS)
2011:
TELEVISION BROADCASTING	Ps.	15,585,592	Ps.	435,311	Ps.	15,150,281	Ps.	6,964,069
PAY TELEVISION NETWORKS		2,526,568		234,540		2,292,028		1,273,838
PROGRAMMING EXPORTS		2,679,879		3,186		2,676,693		1,381,382
PUBLISHING		2,216,365		50,484		2,165,881		293,576
SKY		9,283,013		32,559		9,250,454		4,379,347
CABLE AND TELECOM		9,957,208		28,594		9,928,614		3,370,174
OTHER BUSINESSES		3,001,215		176,395		2,824,820		(52,043)
SEGMENTS TOTALS		45,249,840		961,069		44,288,771		17,610,343
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(961,069)		(961,069)		-		(786,549)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(5,429,850)
CONSOLIDATED TOTAL	Ps.	44,288,771	Ps.	-	Ps.	44,288,771	Ps.	11,393,944 (1)

2010:
TELEVISION BROADCASTING	Ps.	15,860,652	Ps.	306,683	Ps.	15,553,969	Ps.	7,276,098
PAY TELEVISION NETWORKS		2,288,168		413,123		1,875,045		1,107,864
PROGRAMMING EXPORTS		2,064,615		5,019		2,059,596		959,732
PUBLISHING		2,285,186		51,283		2,233,903		249,073
SKY		8,373,426		19,807		8,353,619		3,800,603
CABLE AND TELECOM		8,642,958		46,135		8,596,823		2,813,185
OTHER BUSINESSES		2,768,735		75,921		2,692,814		(76,965)
SEGMENT TOTALS		42,283,740		917,971		41,365,769		16,129,590
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(917,971)		(917,971)		-		(577,570)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(4,640,234)
CONSOLIDATED TOTAL	Ps.	41,365,769	Ps.	-	Ps.	41,365,769	Ps.	10,911,786 (1)

(1)	CONSOLIDATED TOTALS REPRESENT CONSOLIDATED OPERATING INCOME.

12.       INVESTMENTS:

      IN APRIL 2011, THE COMPANY MADE, THROUGH A WHOLLY-OWNED SUBSIDIARY,  AN INVESTMENT OF (I) U.S.$37.5 MILLION IN EQUITY, REPRESENTING 1.093875% OF THE OUTSTANDING SHARES OF GSF TELECOM HOLDINGS, S.A.P.I. DE C.V. (“GSF”), THE CONTROLLING COMPANY OF GRUPO IUSACELL, S.A. DE C.V. (“IUSACELL”), A PROVIDER OF TELECOMMUNICATIONS SERVICES, PRIMARILY ENGAGED IN PROVIDING MOBILE SERVICES THROUGHOUT MEXICO; AND (II) U.S.$1,565 MILLION (PS.19,390,856) IN UNSECURED  DEBENTURES ISSUED BY GSF THAT ARE MANDATORILY CONVERTIBLE INTO SHARES OF STOCK OF GSF, SUBJECT TO REGULATORY APPROVAL AND OTHER CUSTOMARY CLOSING CONDITIONS. UPON CONVERSION OF THE DEBENTURES, THE EQUITY PARTICIPATION OF THE COMPANY IN GSF AND IUSACELL WILL BE 50%. IN ADDITION, THE COMPANY AGREED TO MAKE AN ADDITIONAL PAYMENT OF U.S.$400 MILLION TO GSF IF CUMULATIVE EBITDA, AS DEFINED, REACHES U.S.$3,472 MILLION AT ANY TIME BETWEEN 2011 AND 2015. UNDER THE TERMS OF THE TRANSACTION, THE COMPANY AND THE OTHER OWNER OF GSF WILL HAVE EQUAL CORPORATE GOVERNANCE RIGHTS. IN CONNECTION WITH THIS INVESTMENT, THE GROUP MADE CASH PAYMENTS DURING THE SECOND AND THIRD QUARTERS OF 2011, IN THE AGGREGATE AMOUNT OF U.S.$1,152.5 MILLION (PS.13,583,077), AND IN OCTOBER 2011, IN THE AMOUNT OF U.S.$450 MILLION (PS.6,249,780).

13.       OTHER STOCKHOLDERS TRANSACTIONS:

         IN FEBRUARY 2010, MARCH 2011 AND AUGUST 2011, THE HOLDING COMPANIES OF THE SKY SEGMENT PAID A DIVIDEND TO ITS EQUITY OWNERS IN THE AGGREGATE AMOUNT OF PS.500,000, PS.1,250,000 AND PS.600,000, RESPECTIVELY, OF WHICH PS.206,667, PS.516,667 AND PS.248,000, RESPECTIVELY,  WERE PAID TO ITS NON-CONTROLLING EQUITY OWNERS.

          IN MARCH 2011, THE STOCKHOLDERS OF A MAJORITY-OWNED SUBSIDIARY OF THE COMPANY, EMPRESAS CABLEVISIÓN, S.A.B. DE C.V., APPROVED A CAPITAL CONTRIBUTION TO INCREASE THE CAPITAL STOCK OF THIS COMPANY IN THE AMOUNT OF PS.3,000,000, OF WHICH PS.1,469,165 WAS CONTRIBUTED BY THE NON-CONTROLLING INTEREST.

          ON APRIL 1, 2011, THE COMPANY ANNOUNCED AN AGREEMENT WITH THE NON-CONTROLLING STOCKHOLDERS OF CABLEMÁS TO ACQUIRE A 41.7% EQUITY INTEREST IN THIS ENTITY. IN CONNECTION WITH THIS AGREEMENT, (I) THE STOCKHOLDERS OF CABLEMÁS APPROVED ON MARCH 31, 2011 A CAPITAL INCREASE IN CABLEMÁS, BY WHICH A WHOLLY-OWNED SUBSIDIARY OF THE COMPANY INCREASED ITS EQUITY INTEREST IN CABLEMÁS FROM 58.3% TO 90.8%; (II) THE COMPANY’S STOCKHOLDERS APPROVED THE MERGER OF CABLEMÁS INTO THE COMPANY ON APRIL 29, 2011, BY WHICH THE COMPANY INCREASED ITS INTEREST IN THE CABLEMAS BUSINESS FROM 90.8% TO 100%; AND (III) A FINAL REGULATORY APPROVAL WAS OBTAINED BY THE COMPANY IN JUNE 2011. THIS TRANSACTION HAD A TOTAL VALUE OF APPROXIMATELY PS.4,700 MILLION, INCLUDING THE MERGER OF CABLEMÁS INTO THE COMPANY (SEE NOTE 5).

14.      FINANCING TRANSACTIONS:

           IN APRIL AND OCTOBER 2010, THE COMPANY REPAID AT ITS MATURITY A PORTION OF A BANK LOAN IN THE PRINCIPAL AMOUNT OF PS.1,000,000.

           IN OCTOBER 2010, THE COMPANY ISSUED PS.10,000,000 AGGREGATE PRINCIPAL AMOUNT OF 7.38% NOTES DUE 2020, THROUGH THE MEXICAN STOCK EXCHANGE (SEE NOTE 3).

           IN NOVEMBER 2010, CABLEMÁS, A MAJORITY-OWNED SUBSIDIARY OF THE COMPANY, PREPAID ALL OF ITS OUTSTANDING LOAN FACILITY FOR AN AGGREGATE AMOUNT OF U.S.$50 MILLION (PS.622,118), INCLUDING ACCRUED INTEREST (SEE NOTE 3).

           IN MARCH 2011, EMPRESAS CABLEVISIÓN, S.A.B. DE C.V. PREPAID ALL OF ITS OUTSTANDING LOAN FACILITY IN THE PRINCIPAL AMOUNT OF U.S.$225 MILLION, AND RECEIVED A CASH AMOUNT OF U.S.$7.6 MILLION FOR THE LIQUIDATION OF A DERIVATIVE CONTRACT RELATED TO THIS LOAN.

           IN MARCH 2011, THE COMPANY ENTERED INTO LONG-TERM CREDIT AGREEMENTS WITH FOUR MEXICAN BANKS IN THE AGGREGATE PRINCIPAL AMOUNT OF  PS.8,600,000, WITH AN ANNUAL INTEREST RATE BETWEEN  8.09% AND 9.4%, PAYABLE ON A MONTHLY BASIS, AND PRINCIPAL MATURITIES BETWEEN 2016 AND 2021. THE PROCEEDS OF THESE LOANS HAVE BEEN USED FOR GENERAL CORPORATE PURPOSES. UNDER THE TERMS OF THESE LOAN AGREEMENTS, THE COMPANY IS REQUIRED TO (A) MAINTAIN CERTAIN FINANCIAL COVERAGE RATIOS RELATED TO INDEBTEDNESS AND INTEREST EXPENSE; AND (B) COMPLY WITH THE RESTRICTIVE COVENANT ON SPIN-OFFS, MERGERS AND SIMILAR TRANSACTIONS.

          15.      OTHER TRANSACTIONS:

         IN CONNECTION WITH A 15-YEAR SERVICE AGREEMENT FOR 24 TRANSPONDERS ON INTELSAT’S SATELLITE IS-16 AMONG SKY, SKY BRASIL SERVICOS LTDA., INTELSAT AND AN AFFILIATE, THE GROUP RECORDED IN 2010 A ONE-TIME FIXED FEE IN THE AGGREGATE AMOUNT OF U.S.$138.6 MILLION (PS.1,697,711), OF WHICH U.S.$27.7 MILLION AND U.S.$110.9 MILLION WERE PAID IN THE FIRST QUARTER OF 2010 AND 2011, RESPECTIVELY.

        IN MARCH 2010, SKY REACHED AN AGREEMENT WITH A SUBSIDIARY OF INTELSAT TO LEASE 24 TRANSPONDERS ON INTELSAT IS-21 SATELLITE, WHICH WILL BE MAINLY USED FOR SIGNAL RECEPTION AND RETRANSMISSION SERVICES OVER THE SATELLITE’S ESTIMATED 15-YEAR SERVICE LIFE. IS-21 INTENDS TO REPLACE INTELSAT IS-9 AS SKY’S PRIMARY TRANSMISSION SATELLITE AND IS CURRENTLY EXPECTED TO START SERVICE IN THE THIRD QUARTER OF 2012. THE LEASE AGREEMENT FOR 24 TRANSPONDERS ON IS-21 CONTEMPLATES A MONTHLY PAYMENT OF U.S.$3.0 MILLION TO BE PAID BY SKY BEGINNING IN SEPTEMBER 2012.

------------

ANALYSIS OF INVESTMENTS IN SHARES
SUBSIDIARIES

CONSOLIDATED
Final Printing

			NUMBER	%
COMPANY NAME		MAIN ACTIVITIES	OF SHARES	OWNERSHIP

1	ALEKTIS CONSULTORES, S DE RL. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	1	100
2	CABLESTAR, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	57,195,341	30.80
3	CABLE Y COMUNICACIÓN DE CAMPECHE, S.A. DE C.V.	TELECOM COMPANY	11,321	98.24
4	CABLE Y COMUNICACIÓN DE MORELIA, S.A. DE C.V.	TELECOM COMPANY	66,770	100.00
5	CABLEMAS TELECOMUNICACIONES, S.A. DE C.V.	TELECOM COMPANY	718,404,028	92.63
6	CCC TECNO EQUIPOS, S.A. DE C.V.	LEASING COMPANY	4,374	98.24
7	CM EQUIPOS Y SOPORTE, S.A. DE C.V.	LEASING COMPANY	405,331,351	92.63
8	CORPORATIVO VASCO DE QUIROGA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	262,182,535	99.96
9	CONSORCIO NEKEAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	43,040,851	99.77
10	CONSTRUCTORA CABLEMAS, S.A. DE C.V.	SERVICES COMPANY	3,289,999	100.00
11	DTH EUROPA, S.A.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,080,182	90.25
12	EDITORA FACTUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	4,347,922	100.00
13	EDITORIAL TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	2,474,969	99.52
14	FACTUM MAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	564,225	91.18
15	GRUPO DISTRIBUIDORAS INTERMEX, S.A. DE C.V.	DISTRIBUTION OF BOOKS AND MAGAZINES	670,303	100.00
16	GRUPO LEGARIS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	82,358	91.17
17	GRUPO TELESISTEMA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	30,952,303	100.00
18	INMOBILIARIA CABLEMAS, S.A. DE C.V.	REAL ESTATE COMPANY	1,092,075	100.00
19	KAPA CAPITAL, S.A. DE C.V. SOFOM E.N.R.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,959,228	100.00
20	KASITUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	42,405	100.00
21	MULTIMEDIA TELECOM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	3,031,390	48.90
22	MULTIMEDIA CTI, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	999	100.00
23	PROFESIONALES EN VENTAS S.A. DE C.V.	SERVICES COMPANY	49	98.00
24	PROMO-INDUSTRIAS METROPOLITANAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	10,368,038	100.00
25	SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	SERVICES COMPANY	1,341	93.00
26	SISTEMA RADIOPOLIS, S.A. DE C.V.	COMMERCIALIZATION OF RADIO PROGRAMMING	76,070,313	50.00
27	SOMOS TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,696,115	100.00
28	TELEPARABOLAS, S.L.	TV CABLE COMMERCIALIZATION	1,500	100.00
29	TELEVISA JUEGOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	4,478,622	100.00
30	TELESISTEMA MEXICANO, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	497	99.40
31	TELEVISA ARGENTINA, S.A.	COMMERCIAL OPERATION OF TELEVISION	1,677,000	95.72
32	TSM CAPITAL, S.A. DE C.V. SOFOM E.N.R.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,069,791	100.00
33	TELEVISA ENTRETENIMIENTO, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	1,028,260	100.00
34	TV TRANSMISIONES DE CHIHUAHUA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	661,004	100.00
35	VILLACEZAN, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF COMPANIES	221,029	100.00

ANALYSIS OF INVESTMENTS IN SHARES
ASSOCIATES

CONSOLIDATED
Final Printing
					TOTAL AMOUNT
			NUMBER	%	(Thousands of Mexican Pesos)
COMPANY NAME		MAIN ACTIVITIES	OF SHARES	OWNERSHIP	ACQUISITION	BOOK
					COST	VALUE
1	ARGOS COMUNICACION, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	33,000,000	30.00	137,000	44,734
2	BROADCASTING MEDIA PARTNERS, INC	PROMOTION AND DEVELOPMENT OF COMPANIES	526,074	5.00	1,607,450	1,836,810
3	CENTROS DE CONOCIMIENTO TECNOLOGICO, S.A. DE C.V.	EDUCATION	5,317,900	15.07	55,000	20,099
4	COMUNICABLE, S.A. DE C.V.	CABLE TV TRANSMISSION	1	50.00	16,918	24,063
5	COMUNICABLE DE VALLE HERMOSO, S.A. DE C.V.	CABLE TV TRANSMISSION	1	50.00	4,019	3,756
6	CORPORATIVO TD SPORTS, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	47,839	49.00	47,839	45,089
7	DIBUJOS ANIMADOS MEXICANOS DIAMEX, S.A. DE C.V.	PRODUCTION OF ANIMATED CARTOONS	1,735,560	49.00	4,384	699
8	EDITORIAL CLIO, LIBROS Y VIDEOS, S.A. DE C.V.	PUBLISHING AND PRINTING OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	9,045
9	ENDEMOL LATINO, N.A., LLC	COMMERCIALIZATION OF TELEVISION PROGRAMMING	1	49.00	6,335	6,805
10	ENDEMOL MEXICO, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	25,000	50.00	25	1,063
11	GESTORA DE INVERSIONES AUDIOVISUALES LA SEXTA, S.A.	COMMERCIALIZATION OF TELEVISION PROGRAMMING	12,203,927	40.77	4,212,390	778,842
12	GRUPO TELECOMUNICACIONES DE ALTA CAPACIDAD, S.A.P.I.	TELECOM	54,666,667	33.33	427,000	16,197
13	OCESA ENTRETENIMIENTO, S.A. DE C.V.	LIVE ENTERTAINMENT IN MEXICO	14,100,000	40.00	1,062,811	785,763
14	TELEVISORA DEL YAQUI, S.A. DE C.V.	OPERATION AND/OR BROADCASTING OF T.V.	4,124,986	15.00	412	5,941
	TOTAL INVESTMENT IN ASSOCIATES				7,613,853	3,578,906
	OTHER PERMANENT INVESTMENTS					37,020,433
	TOTAL				7,613,853	40,599,339

OBSERVATIONS

CREDITS BREAKDOWN
(Thousands of Mexican Pesos)

CONSOLIDATED
Final Printing
					AMORTIZATION OF CREDITS DENOMINATED IN PESOS						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
	WITH FOREIGN	DATE OF	AMORTIZATION	INTEREST	TIME INTERVAL						TIME INTERVAL
CREDIT TYPE / INSTITUTION	INSTITUTION	CONTRACT	DATE	RATE	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5
					YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANAMEX, S.A.	NA	4/20/2006	4/20/2016	8.74	0	0	0	0	0	2,100,000
INBURSA, S.A.	NA	10/22/2004	4/23/2012	10.35	0	1,000,000	0	0	0	0
SANTANDER	NA	4/21/2006	4/21/2016	TIIE+24	0	0	0	0	0	1,400,000
BANCO MERCANTIL DEL NORTE	NA	2/24/2011	2/21/2016	TIIE+215	0	0	131,670	225,720	225,720	516,890
SANTANDER	NA	3/30/2011	3/30/2016	8.12	0	0	0	0	0	2,000,000
BBVA BANCOMER	NA	3/30/2011	3/30/2016	8.095	0	0	0	0	0	2,500,000
BANAMEX, S.A.	NA	3/25/2011	3/23/2021	9.40	0	0	0	0	0	400,000
BANAMEX, S.A.	NA	3/25/2011	3/23/2021	9.06	0	0	0	0	0	800,000
BANAMEX, S.A.	NA	3/25/2011	3/23/2018	8.77	0	0	0	0	0	400,000
HSBC	NA	3/28/2011	3/30/2018	TIIE+117.5	0	0	0	0	0	2,500,000
AF BANREGIO, S.A. DE C.V.	NA	8/23/2010	8/24/2011	7.79	20,000	0	0	0	0	0

OTHER
TOTAL BANKS					20,000	1,000,000	131,670	225,720	225,720	12,616,890	0	0	0	0	0	0
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SECURED
PRIVATE PLACEMENTS
UNSECURED
HOLDERS	NA	5/9/2007	5/11/2037	8.93	0	0	0	0	0	4,500,000
HOLDERS	NA	10/14/2010	10/1/2020	7.38	0	0	0	0	0	10,000,000
HOLDERS	YES	3/11/2002	3/11/2032	8.94							0	0	0	0	0	4,166,520
HOLDERS	YES	3/18/2005	3/18/2025	6.97							0	0	0	0	0	8,333,040
HOLDERS	YES	5/6/2008	5/15/2018	6.31							0	0	0	0	0	6,944,200
HOLDERS	YES	11/23/2009	1/15/2040	6.97							0	0	0	0	0	8,333,040
SECURED
TOTAL STOCK MARKET					0	0	0	0	0	14,500,000	0	0	0	0	0	27,776,800
SUPPLIERS
VARIOUS	NA	9/30/2011	9/30/2012		0	3,147,972	0	0	0	0
VARIOUS	YES	9/30/2011	9/30/2012								0	4,289,933	0	0	0	0
TOTAL SUPPLIERS					0	3,147,972	0	0	0	0	0	4,289,933	0	0	0	0

OTHER LOANS WITH COST (S103 AND S30)
VARIOUS	NA	6/1/2009	3/1/2014	VARIOUS	181,648	91,329	107,971	14,216	0	0
VARIOUS	YES	5/1/2007	11/15/2022	VARIOUS							67,138	212,930	41,280	18,998	19,971	34,292
TOTAL OTHER LOANS WITH COST					181,648	91,329	107,971	14,216	-	0	67,138	212,930	41,280	18,998	19,971	34,292

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
VARIOUS	NA				0	10,088,728
VARIOUS	YES										0	691,062
TOTAL CURRENT LIABILITIES WITHOUT COST					0	10,088,728	-	-	-	-	-	691,062	-	-	-	-

TOTAL					201,648	14,328,029	239,641	239,936	225,720	27,116,890	67,138	5,193,925	41,280	18,998	19,971	27,811,092

NOTES
THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY WERE AS FOLLOWS:

$13.8884	PESOS PER U.S. DOLLAR
0.0267	PESOS PER CHILEAN PESO

IT DOES NOT INCLUDE LIABILITIES OF TAXES PAYABLE IN FOREIGN CURRENCY AND MEXICAN PESOS (REF S25 TAXES PAYABLE) OF PS.294,936 AND PS.877,324, RESPECTIVELY, FOR EFFECTS OF VALIDATION OF THE SYSTEM.

MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)

CONSOLIDATED
Final Printing
	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL
TRADE BALANCE	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

MONETARY ASSETS	2,057,420	28,574,272	159,390	2,213,672	30,787,944

LIABILITIES POSITION	2,467,005	34,262,752	109,241	1,517,183	35,779,935

SHORT-TERM LIABILITIES POSITION	300,563	4,174,339	99,483	1,381,660	5,555,999

LONG-TERM LIABILITIES POSITION	2,166,442	30,088,413	9,758	135,523	30,223,936

NET BALANCE	(409,585)	(5,688,480)	50,149	696,489	(4,991,991)

NOTES

THE MONETARY ASSETS INCLUDE U.S.$192,262 THOUSAND OF LONG-TERM AVAILABLE-FOR-SALE INVESTMENTS, OF WHICH FOREIGN EXCHANGE GAIN OR LOSS RELATED TO THE CHANGES IN FAIR VALUE OF THESE FINANCIAL INSTRUMENTS IS ACCOUNTED FOR AS OTHER COMPREHENSIVE INCOME.

(1)   THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS:

PS.	13.8884	PESOS PER U.S. DOLLAR
	18.6410	PESOS PER EURO
	13.2899	PESOS PER CANADIAN DOLLAR
	3.3028	PESOS PER ARGENTINEAN PESO
	0.6860	PESOS PER URUGUAYAN PESO
	0.0267	PESOS PER CHILEAN PESO
	0.0073	PESOS PER COLOMBIAN PESO
	5.0030	PESOS PER PERUVIAN NUEVO SOL
	15.3330	PESOS PER SWISS FRANC
	3.2298	PESOS PER STRONG BOLIVAR
	7.3639	PESOS PER BRAZILIAN REAL
	21.7108	PESOS PER STERLING LIBRA
	2.1775	PESOS PER CHINESE YUAN

THE FOREIGN CURRENCY OF LONG-TERM LIABILITIES FOR PS.30,223,936 IS REPORTED AS FOLLOWS:

REF. S27	LONG-TERM LIABILITIES	PS.	27,891,341
REF. S69	OTHER LONG-TERM LIABILITIES	PS.	2,332,595

DEBT INSTRUMENTS

CONSOLIDATED
Final Printing

FINANCIAL RESTRICTIONS OF LONG-TERM DEBT SECURITIES

THE AGREEMENTS OF THE U.S.$500 MILLION, U.S.$600 MILLION, U.S.$300 MILLION, PS. 4,500 MILLION, AND U.S.$600 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITY IN 2018, 2025, 2032, 2037 AND 2040, RESPECTIVELY, CONTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

THE AGREEMENT OF NOTES ("CERTIFICADOS BURSÁTILES") DUE 2020 IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.10,000 MILLION, CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

COMPLIANCE OF FINANCIAL RESTRICTIONS

AT SEPTEMBER 30, 2011, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT	UTILIZATION
		CAPACITY	(%)
TELEVISION:		0	0
CORPORATIVO SANTA FE	HEADQUARTERS	0	0
TELEVISA SAN ANGEL	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
TELEVISA CHAPULTEPEC	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
REAL ESTATE	LAND AND UNOCCUPIED BUILDINGS,	0	0
	PARKING LOTS, ADMINISTRATIVE	0	0
	OFFICES, RADIO ANTENNAS,	0	0
	TELEVISION STATIONS FACILITIES.	0	0
TRANSMISSION STATIONS	BROADCASTER STATIONS.	0	0
PUBLISHING:		0	0
EDITORIALS	ADMINISTRATION, SALES, PRODUCTION,	0	0
	STORAGE AND DISTRIBUTION OF	0	0
	MAGAZINES AND NEWSPAPERS.	0	0
RADIO:		0	0
SISTEMA RADIOPOLIS, S.A. DE C.V.	BROADCASTER STATIONS.	0	0
CABLE TELEVISION:		0	0
CABLEVISION, S.A. DE C.V.	CABLE TELEVISION, SIGNAL CONDUCTION	0	0
	AND TRANSMISSION EQUIPMENT.	0	0
OTHER BUSINESSES:		0	0
IMPULSORA DEL DEPORTIVO -	SOCCER, SOCCER TEAMS, TRAINING	0	0
NECAXA, S.A. DE C.V. AND CLUB	FACILITIES, ADMINISTRATIVE OFFICES AND	0	0
DE FUTBOL AMERICA, S.A. DE C.V.	THE AZTECA STADIUM.	0	0

NOTES

MAIN RAW MATERIALS

CONSOLIDATED
Final Printing
	MAIN		DOM.	COST
MAIN RAW	SUPPLIERS	ORIGIN	SUBST.	PRODUCTION (%)

PROGRAMS AND FILMS	ESTUDIO MÉXICO
FILMS,
	S.A. DE C.V.	DOMESTIC
DISTRIBUIDORA
ROMARI,
	S.A. DE C.V.	DOMESTIC
GUSSI, S.A.
	DE C.V.	DOMESTIC
CINEMATOGRÁFICA,
	RA, S.A.	DOMESTIC
QUALITY
FILMS,
	S. DE R.L. DE C.V.	DOMESTIC
PRODUCCIONES
POTOSI,
	S.A.	DOMESTIC
PRODUCCIONES
MATOUK,
	S.A.	DOMESTIC
PONS MORALES
MARIA
	ANTONIETA	DOMESTIC
NARMEX,
	S.A. DE C.V.	DOMESTIC
AGUIRRE
PRODUCCIONES,
	S.A. DE C.V.	DOMESTIC
DISTRIBUIDORA
DE ENTRETENI-
MIENTO DE CINE,
	S.A. DE C.V.	DOMESTIC
PRODUCCIONES
ALFA AUDIOVISUAL,
	S.A. DE C.V.	DOMESTIC
UNIVERSAL STUDIOS
	INTERNATIONAL	FOREIGN	NO
	CHILE, S.A.	FOREIGN	NO
CPT HOLDINGS,
	INC.	FOREIGN	NO
DW
(NETHERLANDS)
	BV	FOREIGN	NO
METRO
GOLDWYN
MAYER
	INTERNATIONAL	FOREIGN	NO
MTV NETWORKS
A DIVISION OF
	VIACOM, INT.	FOREIGN	NO
PARAMOUNT PICTURES
GLOBAL A
DIVISION OF
VIACOM GLOBAL
	NETHERLANDS BV	FOREIGN	NO
RCN TELEVISION,
	S.A.	FOREIGN	NO
TELEMUNDO
TELEVISION
	STUDIOS, LLC	FOREIGN	NO
TOEI
ANIMATION
	INCORPORATED	FOREIGN	NO
TWENTIETH
CENTURY
FOX
	INTERNATIONAL	FOREIGN	NO
UNIVERSAL
CITY STUDIOS
	PRODUCTIONS, LLLP	FOREIGN	NO
WARNER
BROS.
	INT. TELEVISION, INC.	FOREIGN	NO
OTHER
CABLE RG COAXIAL
MAYA 60	DICIMEX, S.A. DE C.V.	DOMESTIC	YES
CONECTOR HEMBRA	POWER & TELEPHONE
	SUPPLY, S.A. DE C.V.	DOMESTIC	YES
DIVISOR DE LINEA	POWER &
2 SALIDAS	TELEPHONE SUPPLY,
	S.A. DE C.V.	DOMESTIC	YES
COUCHE PAPER	PAPELERA
	LOZANO, S.A.	DOMESTIC	YES
PAPEL,
	S.A. DE C.V.	DOMESTIC	YES
PAPELERÍA
PROGRESO,
	S.A. DE C.V.	DOMESTIC	YES
SUMINISTROS
Y SERVICIOS
	BROOM	DOMESTIC	YES
	STORAM ENSON	FOREIGN	NO
	BULKLEY DUNTON	FOREIGN	NO
MILLYKOSKI
	SALES GMBH	FOREIGN	NO
SAPPI DEUTSCHLAND
	GMBH	FOREIGN	NO
ABITIBI
	BOWATER, INC	FOREIGN	YES
PAPER AND IMPRESSION	SERVICIOS
PROFESIONALES
DE
	IMPRESION	DOMESTIC	YES
QUAD/GRAPHICS
	MÉXICO, S.A. DE C.V.	DOMESTIC	YES
REPRODUCCIONES
	FOTOMECANICAS, S.A.	DOMESTIC	YES
OFFSET
	MULTICOLOR, S.A.	DOMESTIC	YES
MOIÑO
IMPRESORES,
	S.A. DE C.V.	DOMESTIC	YES
EDITORA
	GEMINIS, S.A.	FOREIGN	YES
EDITORIAL
LA PATRIA,
	S.A.	FOREIGN	YES
PRINTER
COLOMBIANA,
	S.A.	FOREIGN	YES
	RR DONNELLEY	FOREIGN	NO
GRUPO
OP
GRAFICAS,
	S.A.	FOREIGN	YES
AGSTROM
	GRAPHICS	FOREIGN	YES
CARGRAPHICS,
	S.A.	FOREIGN	YES
QUAD GRAPHICS
COLOMBIA,
	S.A.	FOREIGN	YES

NOTES

SALES DISTRIBUTION BY PRODUCT

SALES

CONSOLIDATED
Final Printing
	NET SALES		MARKET	MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	SHARE	TRADEMARKS	CUSTOMERS
	(THOUSANDS)		(%)
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(955,200)

TELEVISION BROADCASTING:
ADVERTISED TIME SOLD (HALF HOURS)	3	15,082,679			COMPAÑIA PROCTER & GAMBLE DE MÉXICO, S. DE R.L DE C.V.
					KIMBERLY CLARK DE MÉXICO, S.A.B. DE C.V.
					BIMBO, S.A. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
					UNILEVER DE MÉXICO, S. DE R.L. DE C.V.
					FRABEL, S.A. DE C.V.
					KELLOGG COMPANY MÉXICO, S. DE R.L. DE C.V.
					MARCAS NESTLE, S.A DE C.V.
					MARKETING MODELO, S.A DE C.V.
					GENOMMA LAB INTERNACIONAL, S.A.B. DE C.V.
OTHER INCOME		168,358			VARIOUS
PAY TELEVISION NETWORKS:
SALE OF SIGNALS		1,633,520			CABLEMÁS TELECOMUNICACIONES, S.A. DE C.V.
					MEGA CABLE, S.A. DE C.V.
					CABLEVISION RED, S.A.
					TELECABLE DEL ESTADO DE MÉXICO, S.A. DE C.V.
					TELEVISION INTERNACIONAL, S.A. DE C.V.
					TELE CABLE CENTRO OCCIDENTE, S.A. DE C.V.
ADVERTISED TIME SOLD		565,013			MEDIA PLANNING GROUP, S.A. DE C.V.
					PROMOCION Y PUBLICIDAD FIESTA, S.A. DE C.V.
					SUAVE Y FÁCIL, S.A. DE C.V.
					MARCAS NESTLE, S.A DE C.V.
					DIRECTRA, S.A. DE C.V.
PUBLISHING:
MAGAZINE CIRCULATION	26,276	419,233		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				AUTOMOVIL PANAMERICANO MAGAZINE
				TU MAGAZINE
				SOY AGUILA MAGAZINE
				MUY INTERESANTE MAGAZINE
				DISNEY PRINCESAS MAGAZINE
				SKY VIEW MAGAZINE
				DIBUJIN DIBUJADO NIÑAS MAGAZINE
				COCINA FÁCIL MAGAZINE
PUBLISHING		477,336			FRABEL, S.A. DE C.V.
					KIMBERLY CLARK DE MÉXICO, S.A.B. DE C.V.
					DILTEX, S.A. DE C.V.
					CHRYSLER DE MÉXICO, S.A. DE C.V.
					BBVA BANCOMER, S.A.
					FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
					FORD MOTOR COMPANY, S.A. DE C.V.
					ACTIVE INTERNATIONAL MÉXICO, S.A. DE C.V.
					INTERNACIONAL DE CERAMICA, S.A.B. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MÉXICO, S. DE R.L DE C.V.
OTHER INCOME		12,112			VARIOUS
SKY :
DTH BROADCAST SATELLITE		8,345,955		SKY	SUBSCRIBERS
PAY PER VIEW		152,890
CHANNEL COMMERCIALIZATION		148,114			SUAVE Y FÁCIL, S.A. DE C.V.
					MEDIA PLANNING GROUP, S.A. DE C.V.
					BBVA BANCOMER, S.A.
					BANCO NACIONAL DE MÉXICO, S.A.
CABLE AND TELECOM:
DIGITAL SERVICE		4,710,377		CABLEVISION, CABLEMAS Y TVI	SUBSCRIBERS
INTERNET SERVICES		1,738,682
SERVICE INSTALLATION		43,386
PAY PER VIEW		33,104			MULTIMEDIOS, S.A. DE C.V.
CHANNEL COMMERCIALIZATION		222,467			SISTEMA GUERRERO AUDIOVISUAL, S.A. DE C.V.
TELEPHONY		1,307,896			SUAVE Y FÁCIL, S.A. DE C.V.
TELECOMMUNICATIONS		1,607,362		BESTEL
OTHER		124,705
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		104,621			OPERADORA COMERCIAL DE DESARROLLO, S.A. DE C.V.
					GUSSI, S.A.DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					CINEMARK DE MÉXICO, S.A. C.V.
					CINEMAS LUMIERE, S.A. DE C.V.
					GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION		760,059		CLUB DE FUTBOL AMERICA	GENERAL PUBLIC (AUDIENCE)
				ESTADIO AZTECA	AFICIÓN FÚTBOL, S.A. DE C.V.
INTERNET SERVICES		199,086		ESMAS.COM	RADIOMOVIL DIPSA, S.A. DE C.V.
					PEGASO PCS, S.A. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MÉXICO, S. DE R.L DE C.V.
					SAMSUNG ELECTRONICS DE MÉXICO, S.A. DE C.V.
					ARMAKET, S.A. DE C.V.
GAMING		1,261,730		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		333,233			PEGASO PCS, S.A. DE C.V.
					MARKETING MODELO, S.A. DE C.V.
					PROPIMEX, S.A. DE C.V.
					TIENDAS COMERCIAL MEXICANA, S.A. DE C.V.
					GENERAL MOTORS DE MÉXICO, S. DE R.L. DE C.V.
					TIENDAS SORIANA, S.A. DE C.V.
					CORPORACION NORTEAMERICANA, S.A. DE C.V.
PUBLISHING DISTRIBUTION:	6,459	107,904		HOLA MEXICO MAGAZINE	VARIOUS
				EL SOLITARIO MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				WWE LUCHA LIBRE AMERICANA MAGAZINE	DEALERS
				REVISTA DEL CONSUMIDOR MAGAZINE	COMMERCIAL CENTERS (MALLS)
				MINIREVISTA MINA MAGAZINE
				TV NOTAS MAGAZINE
FOREIGN SALES
INTERSEGMENT ELIMINATIONS		(5,869)

TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		190,947			INITIATIVE MEDIA, INC.
					HORIZON MEDIA
					GROUP MOTION
					ZENITHGPE
OTHER INCOME		143,608			VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		328,035			AMNET CABLE COSTA RICA, S.A.
					GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
					DIRECTV ARGENTINA SOCIEDAD ANONIMA
					BBC WORLDWIDE, LTD.
					INTERESES EN EL ITSMO, S.A.
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		2,679,879		TELEVISA	COMPAÑIA PERUANA DE RADIODIFUSIÓN, S.A.
				TELEVISA	CORPORACIÓN VENEZOLANA DE TELEVISIÓN
				TELEVISA	ANTENA 3 DE TELEVISIÓN, S.A.
PUBLISHING:
MAGAZINE CIRCULATION	35,716	678,474		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				GENTE MAGAZINE	DEALERS
				PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		629,210			UNIVERSAL MCCANN SERVICIOS DE MEDIOS LTDA
					PUBLICIS GROUPE MEDIA, S.A.
					UNILEVER CHILE, S.A.
					P & G PRESTIGE
SKY:
DTH BROADCAST SATELLITE		636,054		SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		169,229		BESTEL	SUBSCRIBERS

OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		46,813		CLUB DE FUTBOL AMERICA
INTERNET SERVICES		5,382
PUBLISHING DISTRIBUTION:	11,429	181,133		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				MAGALY TV MAGAZINE	DEALERS
				HOLA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL FEDERAL MAGAZINE
				COLECCIÓN ASTERIX MAGAZINE
				INSTRUMENTOS MUSICALES MAGAZINE
				HELLO KITTY MAGAZINE
				EL CUERPO HUMANO MAGAZINE
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		1,254			WARNER BROS ENTERTAINMENT, INC.
TOTAL		44,288,771

SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES

CONSOLIDATED
Final Printing
	NET SALES			MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	CUSTOMERS
	(THOUSANDS)
FOREIGN SALES
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		68,804	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					HORIZON MEDIA
					GROUP MOTION
					ZENITHGPE
OTHER INCOME		140,863	UNITED STATES OF AMERICA		VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		328,035	SPAIN		AMNET CABLE COSTA RICA, S.A.
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV ARGENTINA SOCIEDAD ANONIMA
			GUATEMALA		BBC WORLDWIDE, LTD.
			COLOMBIA		INTERESES EN EL ITSMO, S.A.
			UNITED STATES OF AMERICA
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		2,679,879	UNITED STATES OF AMERICA	TELEVISA	COMPAÑIA PERUANA DE RADIODIFUSIÓN, S.A.
			CENTRAL AMERICA	TELEVISA	CORPORACION VENEZOLANA DE TELEVISIÓN
			CARIBBEAN	TELEVISA	ANTENA 3 DE TELEVISIÓN, S.A.
			EUROPE	TELEVISA
			SOUTH AMERICA	TELEVISA
			AFRICA	TELEVISA
			ASIA	TELEVISA
OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		46,813	UNITED STATES OF AMERICA	CLUB DE FUTBOL AMERICA
INTERNET SERVICES		5,382	UNITED STATES OF AMERICA
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		1,254	UNITED STATES OF AMERICA		WARNER BROS ENTERTAINMENT, INC.

INTERSEGMENT ELIMINATIONS		(3,186)
SUBSIDIARIES ABROAD
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		124,888	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					HORIZON MEDIA
					GROUP MOTION
					ZENITHGPE
PUBLISHING:
MAGAZINE CIRCULATION	35,716	678,474	GUATEMALA AND COSTA RICA	T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			UNITED STATES OF AMERICA	GENTE MAGAZINE	DEALERS
			PANAMA	PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
			SOUTH AMERICA	VANIDADES MAGAZINE
			CENTRAL AMERICA	COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		629,210			UNIVERSAL MCCANN SERVICIOS DE MEDIOS LTDA
					PUBLICIS GROUPE MEDIA, S.A.
					UNILEVER CHILE, S.A.
					P & G PRESTIGE
SKY:
DTH BROADCAST SATELLITE		636,054	CENTRAL AMERICA	SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		169,229	UNITED STATES OF AMERICA	BESTEL	SUBSCRIBERS

OTHER BUSINESSES:
PUBLISHING DISTRIBUTION	11,429	181,133	PANAMA	SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			SOUTH AMERICA	MAGALY TV MAGAZINE	DEALERS
				HOLA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COLECCIÓN ASTERIX MAGAZINE
				INSTRUMENTOS MUSICALES MAGAZINE
				HELLO KITTY MAGAZINE
				EL CUERPO HUMANO MAGAZINE
				EL FEDERAL MAGAZINE
INTERSEGMENT ELIMINATIONS		(2,683)
TOTAL	47,145	5,684,149

PROJECTS INFORMATION
(PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE)

CONSOLIDATED
Final Printing

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A.B. AND ITS SUBSIDIARIES AT SEPTEMBER 30, 2011 INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

DESCRIPTION	AUTHORIZED AMOUNT		EXERCISED AMOUNT		PROGRESS %

U.S. DOLLAR-DENOMINATED PROJECTS:

ACQUISITION AND IMPROVEMENT OF EQUIPMENT FOR THE NETWORK OF :
- CABLEVISIÓN	U.S.$	430.8	U.S.$	353.6	82%

INFORMATION TECHNOLOGY PROJECTS		39.3		18.7	48%

TRANSITION TO DIGITAL TELEVISION PROJECT		15.9		5.8	36%

MEXICAN PESO-DENOMINATED PROJECTS:

GAMING BUSINESS PROJECTS	PS.	237.1	PS.	150.5	63%

ACQUISITION AND IMPROVEMENT OF EQUIPMENT FOR
THE NETWORK OF:
- CABLEMÁS		134.9		110.6	82%
- TVI		63.8		33.2	52%

INFORMATION TECHNOLOGY PROJECTS (TVI)		74.8		43.3	58%

TRANSITION TO DIGITAL TELEVISION PROJECT		10.1		1.1	11%

FOREIGN CURRENCY TRANSLATION
(INFORMATION RELATED TO BULLETIN B-15)

CONSOLIDATED
Final Printing

MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. RESULTING EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF NON-MEXICAN SUBSIDIARIES AND AFFILIATES ARE FIRST CONVERTED TO MEXICAN FRS AND THEN TRANSLATED TO MEXICAN PESOS. ASSETS AND LIABILITIES OF NON-MEXICAN SUBSIDIARIES AND AFFILIATES OPERATING IN A LOCAL CURRENCY ENVIRONMENT ARE TRANSLATED INTO MEXICAN PESOS AT YEAR-END EXCHANGE RATES, AND RESULTS OF  OPERATIONS AND CASH FLOWS ARE TRANSLATED AT AVERAGE EXCHANGE RATES PREVAILING DURING THE YEAR. RESULTING TRANSLATION ADJUSTMENTS ARE ACCUMULATED AS A SEPARATE COMPONENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME OR LOSS IN CONSOLIDATED STOCKHOLDERS´ EQUITY. ASSETS AND LIABILITIES OF NON-MEXICAN SUBSIDIARIES THAT USE THE MEXICAN PESO AS A FUNCTIONAL CURRENCY ARE TRANSLATED INTO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE FOR MONETARY ASSETS AND LIABILITIES, AND HISTORICAL EXCHANGE RATES FOR NONMONETARY ITEMS, WITH THE RELATED ADJUSTMENT INCLUDED IN THE CONSOLIDATED STATEMENT OF INCOME AS INTEGRAL RESULT OF FINANCING.

ANALYSIS OF PAID CAPITAL STOCK
CONSOLIDATED
Final Printing
							CAPITAL STOCK
			NUMBER OF SHARES				(Thousands of Mexican Pesos)
	NOMINAL	VALID	FIXED	VARIABLE		FREE
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	0	120,499,101,800	0	120,499,101,800	0	829,331	0
B	0.00000	0	56,540,997,506	0	56,540,997,506	0	389,141	0
D	0.00000	0	86,201,722,390	0	86,201,722,390	0	593,280	0
L	0.00000	0	86,201,722,390	0	0	86,201,722,390	593,280	0
TOTAL			349,443,544,086	0	263,241,821,696	86,201,722,390	2,405,032	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION:	349,443,544,086

NOTES:

ONLY 1,015 CPOS ARE SUBSCRIBED AND PAID OUT OF 150,000,000 CPOS (17,550,000,000 SHARES) AUTHORIZED BY THE COMPANY'S STOCKHOLDERS ON APRIL 29, 2011.  THE DIFFERENCE OF 149,998,985 CPOS IS NOT CONSIDERED IN THIS TABLE SINCE AS OF SEPTEMBER 2011 IT HAS NOT BEEN SUBSCRIBED AND PAID.

FINANCIAL STATEMENT NOTES

CONSOLIDATED
Final Printing

S03:  CASH AND AVAILABLE INVESTMENTS INCLUDES CASH AND CASH EQUIVALENTS FOR PS.16,417,417 AND PS.30,190,485 AS OF SEPTEMBER 30, 2011 AND 2010, RESPECTIVELY.

S07:  OTHER CURRENTS ASSETS INCLUDES TEMPORARY INVESTMENTS FOR PS.6,017,038 AND PS.5,411,349 AS OF SEPTEMBER 30, 2011 AND 2010, RESPECTIVELY.

S31:  DEFERRED LIABILITIES INCLUDES PS.9,306,723 AND PS.8,815,735 AS OF SEPTEMBER 30, 2011 AND 2010, RESPECTIVELY, OF A SHORT-TERM NATURE.

E44: INCLUDES AN INVESTMENT OF PS.13,583,077 IN DEBENTURES THAT ARE CONVERTIBLE IN SHARES OF GSF.

(1)	THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR
BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

EXHIBIT 1
TO THE ELECTRONIC FORM TITLED "PREPARATION, FILING, DELIVERY
AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND
ADMINISTRATIVE INFORMATION BY ISSUERS"

III. QUALITATIVE AND QUANTITATIVE INFORMATION

i.   Management's discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments  solely for hedging or also for trading or other purposes. The discussion must include a  general description of the objectives sought in the execution of financial derivative  transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies  for the appointment of calculation or valuation agents; the principal terms and conditions of  the relevant contracts; the policies as to margins, collateral and lines of credit; the  authorization process and levels of authorization required by type of transaction (e.g., full  hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing  practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party  responsible for the review of such procedures and, as the case may be, the observations  raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules,  and the existence of an overall risk management manual.

Management's discussion of the policies concerning the use of financial derivative  instruments, and explanation as to whether such policies permit the use of said  instruments solely for hedging or also for trading or other purposes.

In accordance with the policies and procedures implemented by the Finance and  Risk area and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company's Investments Committee has established guidelines for the investment in structured  notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the third quarter of 2011, no such financial derivatives were outstanding. Pursuant to the provisions of Bulletin C-10 of the Financial Reporting Standards issued by the Mexican Financial Reporting Standards Board, certain financial derivative transactions originally intended to serve as a hedge and in effect until September 30th, 2011, are not within the scope of hedge accounting as specified in such Bulletin and, consequently, are recognized in the accounting based in the standards included in the aforementioned Bulletin.

General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible  counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.

The Company's principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.

The Company monitors its exposure to the interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.

Foreign exchange risk is monitored by assessing the Company's monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.

Financial derivative transactions are reported from time to time to the Audit and Corporate Practices Committee.

The Company has entered into master derivatives agreements with both domestic and foreign financial institutions, that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. ("ISDA") and with local institutions is the Master Agreement published by ISDA and the form agreement recommended by Banco de Mexico. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.

In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of  its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.

As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.

In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:

1.    Cross-currency interest rate swaps (i.e., coupon swaps);

2.    Interest rate and inflation-indexed swaps;

3.    Cross-currency principal and interest rate swaps;

4.    Swaptions;

5.    Forward exchange rate contracts;

6.    FX options;

7.    Interest Rate Caps and Floors contracts;

8.    Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and

9.    Credit Default Swaps.

The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.

During the quarter from July to September 2011, there were no defaults or margin calls under the aforementioned financial derivative transactions.

The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company's open positions.

The Risk Management area is responsible for measuring, at least once a month, the Company's exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company's risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.

The office of the Comptroller is responsible for the validation of the Company's accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.

As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company's external auditors. As of the date hereof, the Company's auditors have not raised any observation or identified any deficiency therein.

Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

The Company has a Risk Management Committee, which is responsible for monitoring the Company's risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company's Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

ii.   General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the  relevant reference valuation methods and techniques, and the events taken into  consideration. Describe the policies for and frequency of the valuation, as well as the  actions taken in light of the values obtained therefrom. Clarify whether the valuation is  performed by an independent third party, and indicate if such third party is the structurer,  seller or counterparty of the financial instrument. As with respect to financial derivative  transactions for hedging purposes, explain the method used to determine the effectiveness  thereof and indicate the level of coverage provided thereby.

The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.

In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.

The Company performs its valuations without the participation of any independent third party.

The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company's methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

iii.    Management's discussion of the internal and external sources of liquidity that could be used to satisfy the Company's requirements in connection with its financial derivatives.

As of the date hereof, the Company's management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company's financial derivative transactions, management is of the opinion that the Company's significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

iv.   Explanation as to any change in the issuer's exposure to the principal risks  identified thereby and in their management, and any contingency or event known to or anticipated by the issuer's management, which could affect any future report. Description  of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the  hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the  impact of such financial derivative transactions on the issuer's results or cash flows.  Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the  quarter. Disclosure as to any default under the relevant contracts.

Changes in the Company's exposure to the principal risks identified thereby and in their management, and contingencies or events known to or anticipated by the Company's management, which could affect any future report.

Since a significant portion of the Company's debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company's results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company's treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.

Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company's results or cash flows.

As of the date hereof, no circumstance or event has given rise to a significant change in the structure of a financial derivative transaction, caused it to be used other than as originally intended, or resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.

Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

1.
During the relevant quarter certain "Coupon Swap" agreements through which Grupo Televisa, S.A.B. ("Televisa") exchanged the payment of coupons denominated in U.S. Dollars for a notional amount of U.S.$ 1,500,000,000.00 (One Billion Five Hundred Million Dollars 00/100) of the Bonds maturing in 2025, 2032 and 2040 for coupons in Mexican Pesos for such notional amount in Pesos, expired. These instruments were hired in January and March 2011 and the last flows were conducted in July and September 2011, the months in which such instruments expired.

Likewise there were no defaults or margin calls under financial derivative transactions.

v.   Quantitative Information. Attached hereto as Table 1 is a summary of the financial derivative instruments purchased by Televisa and Corporación Novavisión, S. de R.L. de C.V., whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.

IV. SENSITIVITY ANALYSIS

Considering that the Company has entered into financial derivative transactions for hedging purposes, and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.

In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

TABLE 1

GRUPO TELEVISA, S.A.B.
Summary of the Financial Derivative Instruments as of
September 30, 2011.
(In thousands of pesos/dollars)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value			Collateral/Lines of Credit/Securities Pledged
			Current Quarter	Previous Quarter(5)	Current Quarter D(H) (4)	Previous Quarter D(H) (5)	Maturing per Year
Coupon Swaps (1)	Hedging	Ps. 24,302,500 / $2,000,000	$2,000,000 6.00% / 8.50%	$2,000,000 6.00% / 8.50%	112,350	(89,511)	Semiannual interest 2011-2012	Does not exist (6)
Interest Rate Swap (2)	Hedging	Ps. 1,400,000	TIIE 28 days + 24bps / 8.415%	TIIE 28 days + 24bps / 8.415%	(151,330)	(107,650)	Monthly interest 2011-2016	Does not exist (6)
Interest Rate Swap (1)	Hedging	Ps. 2,500,000	TIIE 28 days / 7.4325%	TIIE 28 days / 7.4325%	(173,298)	(96,476)	Monthly interest 2011-2018	Does not exist (6)
Forward (3)	Hedging	BRL 15,339 / $9,700	USD / BRL 1.5813	-	23,363	-	December 2011	Does not exist (6)
				Total	(188,915)	(293,637)

(1)	Acquired by Grupo Televisa, S.A.B.
(2)	Acquired by Corporación Novavisión, S. de R.L. de C.V.
(3)	The aggregate amount of the derivatives reflected in the consolidated balance sheet of Grupo Televisa, S.A.B. as of September 30, 2011, included in the relevant SIFIC, is as follows:

S81	FINANCIAL DERIVATIVE INSTRUMENTS	Ps.	135,713
S69	OTHER LIABILITIES		(324,628)
		Ps.	(188,915)

The financial derivatives shown in the above table are those whose aggregate value could represent 5% of the consolidated assets, liabilities or capital, or 3% of the consolidated sales, of Grupo Televisa, S.A.B., for the most recent quarter.

(4)	Information for the second quarter of 2011.
(5)	Applies only to implicit financing in the ISDA ancillary agreements identified as "Credit Support Annex".

EXHIBIT 2

Status of the process of adopting International Financial Reporting Standards
("IFRS") in the preparation of the consolidated financial statements of Grupo
Televisa, S.A.B.

This Exhibit is presented to update the information which was filed with the Bolsa Mexicana de Valores ("Mexican Stock Exchange") by Grupo Televisa, S.A.B (the "Company") on April 29, 2010, July 12, 2010, October 21, 2010, February 17, 2011 and July 11, 2011. The IFRS adoption plan was approved by the Board of Directors and the Audit and Corporate Practices Committee of the Company in April 2010.

a) Identification of the Responsible Persons or Areas.

Name
Name of the responsible area or person:	Corporate Controllership
Members of the work team for the transition (mention the area to which each member corresponds):
Salvi Folch Viadero
Financial and Administration Vice-presidency;
Jorge Lutteroth Echegoyen
Corporate Controllership Vice-presidency;
José Antonio Garcia González
Corporate Administration Vice-presidency;
Michel Boyance
Administration and Financial Vice-presidency Sky;
José Antonio Lara Del Olmo
Tax Vice-presidency;
Raúl González Lima
Corporate Financial Reporting General Management;
David Magdaleno Cortes
Controllership Management Television;
Carlos Ferreiro Rivas
Telecommunications Vice-presidency;
Raúl González Ayala
Information Technology General Management;
Julio Cesar Chávez Hernández
Planning and Budgets General Management;
Stephanie Guerra Ron
Corporate Financial Reporting Management.

Name of the coordinator (if applicable):	Jorge Lutteroth Echegoyen and Raúl González Lima
External audit firm:	PricewaterhouseCoopers, S.C.
Firm of the external advisors hired for the transition, other than the auditor (if applicable):	PricewaterhouseCoopers, S.C.

PricewaterhouseCoopers, S.C. ("PwC") was selected to provide consultancy to Grupo Televisa, S.A.B. (the "Company") in the IFRS adoption process, in the understanding that, as external auditors of the Company, PwC shall not participate in: (i) preparation of accounting registries, financial information related to or financial statements of the Company; (ii) the direct or indirect operation of financial information systems of the Company; (iii) operation, supervision, design or implementation of the technology systems of the Company related to the preparation of the financial statements or financial information; and (iv) the Company's administration or decision making in the project.

b)    Training.

Direct Participants in the Implementation

Issuer's Staff	Start date	In process estimated completion date)	Completed	Not applicable (Reason)
Relevant directors and officers of the issuer: Chief Executive Officer Chief Financial Officer (or equivalent) Other relevant directors and officers: Controller and Administrator	August 2010	December 2011
Members of Committees of the Board of Directors: Members of Auditing Committee Members of Corporate Practices Committee Other Auxiliary Committee (specify)	August 2010	December 2011
Staff responsible for preparing and filing financial information under the IFRS: Work team leader Responsible staff Auxiliary staff Others (detail):	April 2010	December 2011
Others (detail):	Not applicable	Not applicable	Not applicable

Indirect Participants in the Implementation

	Start date	In process (estimated completion date)	Completed	Not applicable (Reason)
Area name:
Tax	June 2010	December 2011
Human Resources	June 2010	December 2011
Treasury	June 2010	December 2011
Legal	June 2010	December 2011
Policies and Procedures	June 2010	December 2011
Information Technology
Systems	June 2010	December 2011
Investor Relations	June 2010	December 2011
Budgets	June 2010	December 2011
Name of positions within the Area:
Vice-presidents, Directors and Coordinators
Others (detail):	Not applicable	Not applicable	Not applicable

c)    Activity Timetable.

Phase	Activities	Start date	Finish Date	Progress Percentage (%)
1	DIAGNOSIS
	a) Review of accounting policies	April 2010	May 2010	100%
	b) Preliminary evaluation of the impacts on the systems, processes and operations.	April 2010	May 2010	100%
	c) Organizational awareness	April 2010	May 2010	100%
2	PROJECT DEFINITION AND
	LAUNCHING / COMPONENTS
	EVALUATION AND PROBLEM
	SOLVING / INITIAL CONVERSION
2.1	a) Benchmarking	June 2010	December 2011	80%

b) Preliminary evaluation of the impacts on the information systems, internal controls, etc.

c) Documentation of differences between the Mexican Financial Reporting Standards ("Mexican FRS")
and IFRS

d) Transaction analysis.

e) Identification and evaluation of the impacts on other areas (such as legal, investor relations, etc.)

f) Training.

g) Quantify the impacts of the IFRS.

h) Review and evaluation of the preliminary definition impacts derived from the latest update of bulletins and rules issuance.

i) Selection and definition of new accounting policies (including IFRS 1)

j) Preparation of the initial balance sheet (1-1-2011)
	June 2010 June 2010 June 2010 June 2010 June 2010 June 2010 June 2010 June 2010 June 2010	December 2011 December 2011 December 2011 December 2011 December 2011 December 2011 December 2011 December 2011 December 2011	70% 90% 85% 80% 85% 85% 80% 80% 80%
2.2
a) Preparation of financial statements of 2011 and 2012 (intermediate and annuals)

b) Preparation of accounting policies handbook according to IFRS

c) Analysis update of the differences between IFRS and the Mexican FRS based on new accounting rules.

d) Quantify adjustments for 2011 and 2012
	April 2011 April 2011 April 2011 April 2011	March 2013 December 2012 March 2013 March 2013	20% 40% 40% 40%
	e) Implementation and design of processes and sustainable controls according to IFRS.	April 2011	December 2012	30%
	f) Evaluate SOX compliance.	April 2011	December 2012	20%
3	CHANGE SYSTEMATIZATION /	2012	2013	20%
	SECURE OF CONTROLS AND
	PROCEDURES

NOTE: The anticipated dates to the corresponding activities of each of the phases are subject to a continued evaluation of new rules issued by the International Accounting Standards Board ("IASB"), as well as to the possible retrospective application of the same.

The information contained herein was approved by the Board of Directors and the Audit and Corporate Practices Committee of the Company in April, 2010.

Estimated adoption date:	1/1/2012

Stage 1.    Communication

Activity	Scheduled start date	Start date	Scheduled completion date	Finish date	Progress percentage (%)	Comments
1. Coordination with issuer's Chief Executive Officer, with all the areas involved and related entities which shall be consolidated or incorporated.	April 2010	April 2010	May 2010	April 2010	100%	Phase 1 of the chronogram
2. Design and communication of a promotion and training plan.	April 2010	April 2010	May 2010	June 2011	100%	Phase 1 of the chronogram
3. Others (specify).	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable

Stage 2.    Assessment of Accounting and Business Impacts

Activity	Scheduled start date	Start date	Scheduled completion date	Finish date	Progress percentage (%)	Comments
1. Preliminary identification of accounting impacts, which require specific actions (diagnosis of the main differences in valuation and disclosure).	April 2010	April 2010	May 2010	June 2010	100%	Phase 1 of the chronogram
2. Choosing between the options available in the IFRS 1 (first time application) and review of provisions and estimates.	June 2010	July 2010	December 2010		80%	Phase 2.1 of the chronogram
3. Definition of the new accounting policies according to the different alternatives set forth in the IFRS.	August 2010	September 2010	December 2011		80%	Phase 2.1 of the chronogram
4. Assessment of the impacts on information systems, internal control, etc.	June 2010	July 2010	March 2011		60%	Phase 2.1 of the chronogram
5. Identification and evaluation of effects affecting the performance measures of the issuer (financial ratios, etc.).	June 2010	July 2010	March 2011		75%	Phase 2.1 of the chronogram
6. Identification and review of contracts and other agreements subject to be modified given the transition to the IFRS, as well as possible violations to commitments or covenants.	June 2010	July 2010	March 2011		65%	Phase 2.1 of the chronogram
7. Detail of additional disclosures made in the notes to the financial statements due to the implementation of the IFRS.	April 2011		March 2012		50%	Phase 2.1 of the chronogram

NOTE: The anticipated dates to the corresponding activities phase are subject to a continued evaluation of new rules issued by the IASB, as well as to the possible retrospective application of the same.

Stage 3. Implementation and Parallel Formulation of Financial Statements under the IFRS and Current Accounting Standards

Activity	Scheduled start date	Start date	Scheduled completion date	Finish date	Progress percentage (%)	Comments
1. Identification of the principal changes in the performance of the information technology systems required in the preparation of the financial statements under the IFRS, in the flow of information as well as in the processes of preparing such statements.	June 2010	July 2010	December 2011		60%	Phase 2.1 of the chronogram
2. Identification of documents and new or supplementary reports to the current ones, issued given the changes in the information technology systems, as well as new concepts required under the IFRS.	June 2010	July 2010	December 2011	65%	Phase 2.1 of the chronogram
3. Analysis of the patrimonial situation and results of the issuer, identifying the necessary adjustments and assessments to convert the balances at the date of transition of the IFRS.	June 2010	July 2010	December 2011	70%	Phase 2.1 of the chronogram
4. Preparation of the opening balance sheet under the IFRS and conciliation of the results and shareholders' equity against the FRS.	March 2011		December 2011	70%	Phase 2.2 of the chronogram
5. Design and adjustment of the quality control processes in financial information to guarantee its reliability.	April 2011		December 2012	50%	Phase 2.2 of the chronogram

NOTE: The anticipated dates to the corresponding activities phase are subject to a continued evaluation of new rules issued by the IASB, as well as to the possible retrospective application of the same.

Completed Activities

Activities	Findings and/or performed tasks	Decisions made
Preparation of the chronogram of the principal activities of the IFRS conversion project.	Presentation to the Board of Directors and the Audit and Corporate Practices Committee of the principal activities chronogram established in the IFRS conversion project.	Approval of the IFRS conversion project by the Board of Directors and the Audit and Corporate Practices Committee.
Presentation and official start of the IFRS conversion project by the Corporate Controllership Vice-presidency to the persons in charge of the financial information of the Company entities.
Awareness of the persons in charge of the financial information in the headquarters, subsidiaries and most significant associated entities, of the importance of the IFRS conversion project for the Company.
Governance of the IFRS conversion project, designation of the work teams for Phase 1 and start of work meetings under Phase 1.
Identification and preliminary analysis of the main differences between the existing Financial Reporting Standards in Mexico and IFRS and accounting impacts that will require more specific actions.	Weekly work meetings where we analyzed and documented the main differences between both standards and the most important items of the consolidated financial statements of the Company.
Based on preliminary differences identified, each significant subsidiary of the Company will make a more detailed analysis to facilitate the analysis, quantification and subsequent evaluation of the required adjustments in the preparation of the initial consolidated balance sheet under IFRS.

Beginning of Phase 2.1 of the schedule of activities. Identifying business segments and/or most significant subsidiaries for purposes of adopting IFRS.	The following segments of significant business were identified: Television Broadcasting, Sky, Cable and Telecom and Publishing.
Preparation of workshops per business segment for the evaluation and definition of accounting policies under IFRS, as well as for identification and quantification of differences to the transition date.
Strategy for adoption of IFRS in nonsignificant businesses.

Initial workshops for properties, plant and equipment.
Consideration of appraisals and costs implicit to the item of property, plant and equipment to the transition date.
Considerations of financial leases and operating leases. Meetings with asset appraisers.
Accounting policies and identification of adjustments under IFRS 1 for the item of properties, plant and equipment. Valuations of certain fixed assets at the date of transition.
Initial workshops for revenue recognition.	Identifying policies and current proceedings for revenue recognition. Analysis of major revenue-generating contracts. Consideration on presentation of income.	Identification of potential impacts, resulting from the proposed new IFRS for revenue recognition.
Initial workshop for the item of employee benefits	Meeting with the actuaries of the companies having a payroll. Evaluation of options under IFRS 1.	Accounting policies and identification of adjustments under IFRS 1 for the item of benefits to employees at the time of transition. Definition of actuarial calculation reports on the transition date.
Additional workshops for property, plant and equipment, revenue recognition and employee benefits.

Workshops for the following items of the financial statements:
  Capitalized costs
  Financial instruments
  Derivatives
  Provisions
  Currency Exchange
  Intangibles
  Consolidation and equity method
  Income tax
  Business combinations

Understanding of the IFRS applicable to the principal business segments of the Company.

Presentation by the responsible parties of the financial information on the principal business segments of the Company, of particular or relevant situations or considerations for the implementation of the IFRS.

Formal documentation of the application of the IFRS discussed in the workshops, for the principal business segments of the Company.

Accounting policies for foreign currency translation accumulated through December 31, 2010.

Accounting policies for business combinations prior to December 31, 2010.

Adjustment procedure for the restatement of intangible assets.

Determination of initial adjustment for liabilities resulting from employee indemnifications.

Identification of adjustments resulting from property valuations.

Preliminary evaluation of the anticipated adoption of the IFRS 9 (financial instruments, impairment and hedge accounting).

Preparation of a corporate chart of accounts for submission of financial statements in accordance with IFRS rules.
Modification of the corporate chart of accounts in order to comply with the requirements established by IFRS and the requirements of the Mexican Stock Exchange, through the Accounting and Financing Information System (SIFIC).
Identification and opening of required accounts and sub-accounts.
Determination of the general adjustments at the transition date to IFRS, as such adjustments were previously identified by the headquarters (those adjustments are the result of the Company's election of exceptions and exemptions set forth by IFRS 1).

Meeting with the personnel responsible of the financial information of the subsidiaries, as well as the most significant associated entities, in order to notify the adjustments of general application resulting from the initial conversion to IFRS, as well as the template to be used to send such information to the headquarters.
Review of the general adjustments proposed by individual entities, to determine their application as of January 1st, 2011.
Identification and analysis of the amendments required in the Company's standard reporting package, currently used to consolidate the accounting and statistical information of the Company's consolidated entities.
	Redesign of the standard reporting package exhibits, in order to comply with the filing and disclosure requirements established by IFRS and the Mexican Stock Exchange.	Development of new templates, amendments to the existing templates, and review of the new standard reporting package of financial information under IFRS.
Quantification and analysis of the main accounting impacts resulting from IFRS adjustments.	Corporate review of adjustments in connection with the adoption of IFRS by the entities of the Company.	Summary of the initial adjustments and preparation of the opening consolidated balance sheet (unaudited) at January 1st, 2011).
Preparation of the note to explain the transition to IFRS, in accordance with Mexican FRS.	Identification of the required disclosures to explain the impact of the transition to IFRS.	First draft of the reconciliation of stockholders' equity at the IFRS transition date, and explanatory note.

DECLARATION OF THE REGISTRANT´S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE  OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ EMILIO AZCÁRRAGA JEAN PRESIDENT AND CHIEF EXECUTIVE OFFICER	/s/ SALVI FOLCH VIADERO CHIEF FINANCIAL OFFICER

/s/ JOAQUÍN BALCÁRCEL SANTA CRUZ
VICE PRESIDENT - LEGAL AND
GENERAL COUNSEL

MÉXICO, D.F., OCTOBER 20, 2011

GENERAL DATA OF ISSUER

COMPANY'S NAME:	GRUPO TELEVISA, S.A.B.
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-24-94
INTERNET ADDRESS:	www.televisa.com.mx

TAX DATA OF THE ISSUER

COMPANY TAX CODE:	GTE901219GK3
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.

EXECUTIVES DATA

BMV POSITION:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN OF THE BOARD
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	GENERAL DIRECTOR
POSITION:	PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	FINANCE DIRECTOR
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	LIC. SALVI FOLCH VIADERO
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-80
FAX:	5261-20-39
E-MAIL:	sfolch@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING CORPORATE INFORMATION
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING SHARE REPURCHASE INFORMATION
POSITION:	DIRECTOR FINANCIAL OFFICER
NAME:	LIC. GUADALUPE PHILLIPS MARGAIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-21-35
FAX:	5261-25-24
E-MAIL:	gphilips@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR LEGAL MATTERS
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING RELEVANT EVENTS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. CARLOS MADRAZO VILLASEÑOR
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	cmadrazov@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR INFORMATION TO INVESTORS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. CARLOS MADRAZO VILLASEÑOR
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	cmadrazov@televisa.com.mx

BMV POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	EXTERNAL GENERAL COUNSEL
NAME:	LIC. RICARDO MALDONADO YÁÑEZ
ADDRESS:	MONTES URALES # 505, PISO 3
NEIGHBORHOOD:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5201-74-47
FAX:	5520-10-65
E-MAIL:	rmaldonado@macf.com.mx

BMV POSITION:	RESPONSIBLE FOR PAYMENT
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BOARD OF DIRECTORS

POSITION:	PRESIDENT
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	ALFONSO DE ANGOITIA NORIEGA

POSITION:	DIRECTOR
NAME:	JULIO BARBA HURTADO

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO BASTÓN PATIÑO

POSITION:	DIRECTOR
NAME:	MANUEL J. CUTILLAS COVANI (INDEPENDENT)

POSITION:	DIRECTOR
NAME:	MICHAEL LARSON (INDEPENDENT)

POSITION:	DIRECTOR
NAME:	FERNANDO SENDEROS MESTRE (INDEPENDENT)

POSITION:	DIRECTOR
NAME:	BERNARDO GÓMEZ MARTÍNEZ

POSITION:	DIRECTOR
NAME:	CLAUDIO X. GONZÁLEZ LAPORTE (INDEPENDENT)

POSITION:	DIRECTOR
NAME:	ENRIQUE KRAUZE KLEINBORT

POSITION:	DIRECTOR
NAME:	ALEJANDRO QUINTERO ÍÑIGUEZ

POSITION:	DIRECTOR
NAME:	FRANCISCO JOSÉ CHÉVEZ ROBELO (INDEPENDENT)

POSITION:	DIRECTOR
NAME:	CARLOS FERNÁNDEZ GONZÁLEZ (INDEPENDENT)

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO VICENTE FERNÁNDEZ CARBAJAL (INDEPENDENT)

POSITION:	DIRECTOR
NAME:	LORENZO ALEJANDRO MENDOZA GIMÉNEZ (INDEPENDENT)

POSITION:	DIRECTOR
NAME:	PEDRO CARLOS ASPE ARMELLA (INDEPENDENT)

POSITION:	DIRECTOR
NAME:	ALBERTO BAILLERES GONZÁLEZ (INDEPENDENT)

POSITION:	DIRECTOR
NAME:	ROBERTO HERNÁNDEZ RAMÍREZ (INDEPENDENT)

POSITION:	DIRECTOR
NAME:	GERMÁN LARREA MOTA VELASCO (INDEPENDENT)

POSITION:	DIRECTOR
NAME:	ENRIQUE FRANCISCO J. SENIOR HERNÁNDEZ (INDEPENDENT)

POSITION:	ALTERNATE DIRECTOR
NAME:	JOAQUÍN BALCÁRCEL SANTA CRUZ

POSITION:	ALTERNATE DIRECTOR
NAME:	SALVI RAFAEL FOLCH VIADERO

POSITION:	ALTERNATE DIRECTOR
NAME:	JORGE AGUSTÍN LUTTEROTH ECHEGOYEN

POSITION:	ALTERNATE DIRECTOR
NAME:	RAFAEL CARABIAS PRÍNCIPE

POSITION:	ALTERNATE DIRECTOR
NAME:	LEOPOLDO GÓMEZ GONZÁLEZ BLANCO

POSITION:	ALTERNATE DIRECTOR
NAME:	FÉLIX JOSÉ ARAUJO RAMÍREZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ (INDEPENDENT)

POSITION:	ALTERNATE DIRECTOR
NAME:	RAÚL MORALES MEDRANO (INDEPENDENT)

POSITION:	ALTERNATE DIRECTOR
NAME:	ALBERTO JAVIER MONTIEL CASTELLANOS (INDEPENDENT)

POSITION:	ALTERNATE DIRECTOR
NAME:	HERBERT ALLEN III (INDEPENDENT)

POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	RICARDO MALDONADO YÁÑEZ

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October 25, 2011	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel